3

INTERIM REPORT
For the nine months ended
September 30, 2008

CONSOLIDATED BALANCE SHEETS as at September 30, 2008 and December 31, 2007 (unaudited – US$ millions)

	2008	2007
	(audited)
Assets Cash, short term investments and marketable securities	1,191.3	971.8
Accounts receivable and other	1,853.0	1,908.8
Recoverable from reinsurers (including recoverables on paid losses – $290.7; 2007 – $371.8)	4,436.3	5,038.5
	7,480.6	7,919.1
Portfolio investments Subsidiary cash and short term investments (cost $4,992.5; 2007 – $3,218.8)	4,986.3	3,218.1
Bonds (cost $9,912.4; 2007 – $9,978.8)	9,707.5	10,049.9
Preferred stocks (cost $48.9; 2007 – $20.8)	48.1	19.9
Common stocks (cost $2,593.7; 2007 – $2,314.9)	2,621.0	2,617.5
Investments, at equity (fair value $713.3; 2007 – $485.7)	350.7	408.0
Derivatives and other invested assets (cost $210.4; 2007 – $339.7)	837.7	979.6
Assets pledged for short sale and derivative obligations (cost $799.4; 2007 – $1,800.9)	774.3	1,798.7
	19,325.6	19,091.7
Deferred premium acquisition costs	374.7	371.1
Future income taxes	464.8	344.3
Premises and equipment	72.3	81.6
Goodwill	61.4	53.8
Other assets	80.2	80.2
	27,859.6	27,941.8
Liabilities Accounts payable and accrued liabilities	1,488.1	1,232.6
Income taxes payable	348.8	68.9
Short sale and derivative obligations (including at the holding company – $85.1; 2007 – $8.4)	85.5	1,062.8
Funds withheld payable to reinsurers	352.7	362.6
	2,275.1	2,726.9
Provision for claims	15,305.4	15,048.1
Unearned premiums	2,193.6	2,153.0
Long term debt – holding company borrowings	868.8	1,063.2
Long term debt – subsidiary company borrowings	887.7	915.0
Other long term obligations – holding company	188.9	192.6
	19,444.4	19,371.9
Non-controlling interests	1,417.5	1,585.0
Contingencies (note 9) Shareholders’ Equity Common stock	2,129.3	2,067.4
Other paid in capital	–	57.9
Treasury stock, at cost	(22.7)	(22.6)
Preferred stock	102.5	136.6
Retained earnings	2,530.9	1,658.2
Accumulated other comprehensive income (loss)	(17.4)	360.5
	4,722.6	4,258.0
	27,859.6	27,941.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS for the three and nine months ended September 30, 2008 and 2007 (unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2008	2007	2008	2007
Revenue Gross premiums written	1,331.5	1,317.6	3,911.7	3,962.6
Net premiums written	1,132.1	1,151.8	3,368.0	3,420.7
Net premiums earned	1,162.7	1,195.8	3,406.8	3,471.6
Interest and dividends	135.6	202.5	480.4	603.1
Net gains on investments	856.8	363.6	1,904.0	692.4
Claims fees	–	109.3	–	309.2
	2,155.1	1,871.2	5,791.2	5,076.3
Expenses Losses on claims	991.0	792.3	2,658.7	2,320.8
Operating expenses	206.8	313.4	629.5	881.4
Commissions, net	188.1	218.4	549.4	584.0
Interest expense	37.6	46.1	118.3	164.5
	1,423.5	1,370.2	3,955.9	3,950.7
Earnings from operations before income taxes	731.6	501.0	1,835.3	1,125.6
Provision for income taxes	194.8	181.1	508.3	367.3
Net earnings before non-controlling interests	536.8	319.9	1,327.0	758.3
Non-controlling interests	(69.2)	(66.7)	(200.0)	(226.1)
Net earnings	467.6	253.2	1,127.0	532.2
Net earnings per share	$25.40	$14.12	$60.63	$29.54
Net earnings per diluted share	$25.27	$13.47	$59.89	$28.27
Cash dividends paid per share	$–	$—	$5.00	$2.75
Shares outstanding (000) (weighted average)	18,131	17,688	18,218	17,705

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME for the three and nine months ended September 30, 2008 and 2007 (unaudited – US$ millions)

	Third quarter		First nine months
	2008	2007	2008	2007
Net earnings	467.6	253.2	1,127.0	532.2
Other comprehensive income (loss), net of income taxes Change in net unrealized gains and losses on available for sale securities(1)	(289.2)	160.2	(455.2)	145.2
Reclassification of net realized (gains) losses to earnings(2)	95.9	19.8	147.7	(73.6)
Change in unrealized foreign currency translation gains and losses(3)	(48.7)	54.0	(70.4)	131.0
Other comprehensive income (loss)	(242.0)	234.0	(377.9)	202.6
Comprehensive income	225.6	487.2	749.1	734.8

(1)	Net of income tax recovery of $117.6 (2007 – income tax expense of $74.6) and $187.5 (2007 – income tax expense of $69.3) for the third quarter and first nine months of 2008, respectively.

(2)	Net of income tax expense of $28.4 (2007 – $18.8) and $49.4 (2007 – income tax recovery of $26.1) for the third quarter and first nine months of 2008, respectively.

(3)	Net of income tax expense of $17.2 (2007 – income tax recovery of $7.7) and $20.8 (2007 – income tax recovery of $4.8) for the third quarter and first nine months of 2008, respectively.
See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY for the nine months ended September 30, 2008 and 2007 (unaudited – US$ millions)

	2008	2007
Common stock – Subordinate voting shares – beginning of period	2,063.6	2,068.1
Issuances on conversion of convertible senior debentures	192.3	—
Purchases for cancellation during the period	(130.4)	(4.5)
Subordinate voting shares – end of period	2,125.5	2,063.6
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,129.3	2,067.4
Other paid in capital – beginning of period	57.9	57.9
Conversion of convertible senior debentures	(57.9)	—
Other paid in capital – end of period	–	57.9
Treasury shares (at cost) – beginning of period	(22.6)	(18.3)
Net acquisitions	(0.1)	(4.3)
Treasury shares (at cost) – end of period	(22.7)	(22.6)
Preferred stock – Series A – beginning of period	51.2	51.2
Purchases for cancellation	(12.8)	—
Series A – end of period	38.4	51.2
Series B – beginning of period	85.4	85.4
Purchases for cancellation	(21.3)	—
Series B – end of period	64.1	85.4
Preferred stock	102.5	136.6
Retained earnings – beginning of period	1,658.2	596.6
Transition adjustment – financial instruments	–	29.8
Net earnings for the period	1,127.0	532.2
Excess over stated value of common shares purchased for cancellation	(143.0)	(2.5)
Excess over stated value of preferred shares purchased for cancellation	(13.9)	—
Common share dividends	(88.9)	(49.0)
Preferred share dividends	(8.5)	(9.2)
Retained earnings – end of period	2,530.9	1,097.9
Accumulated other comprehensive income – beginning of period	360.5	12.2
Transition adjustment – financial instruments	–	49.5
Other comprehensive income (loss)	(377.9)	202.6
Accumulated other comprehensive income (loss) – end of period	(17.4)	264.3
Retained earnings and accumulated other comprehensive income	2,513.5	1,362.2
Total shareholders’ equity	4,722.6	3,601.5
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	16,918,020	16,981,970
Issuances on conversion of convertible senior debentures	886,888	—
Purchases for cancellation	(1,031,901)	(38,600)
Net treasury shares acquired	(402)	(25,350)
Subordinate voting shares – end of period	16,772,605	16,918,020
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	17,521,375	17,666,790
Preferred stock – Series A – beginning of period	3,000,000	3,000,000
Purchases for cancellation	(750,000)	—
Series A – end of period	2,250,000	3,000,000
Series B – beginning of period	5,000,000	5,000,000
Purchases for cancellation	(1,250,000)	—
Series B – end of period	3,750,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS for the three and nine months ended September 30, 2008 and 2007 (unaudited – US$ millions)

	Third quarter		First nine months
	2008	2007	2008	2007
Operating activities Earnings before non-controlling interests	536.8	319.9	1,327.0	758.3
Amortization	10.6	5.4	18.2	21.6
Bond (discount) premium amortization	0.5	(5.8)	4.5	(17.1)
(Earnings) losses on investments, at equity	24.1	(6.4)	25.1	(41.5)
Future income taxes	(73.2)	140.4	(13.2)	166.8
Loss on significant commutations	–	—	84.2	—
Net (gains) losses on available for sale securities	124.3	38.6	197.1	(99.7)
Other net gains on investments	(981.1)	(402.2)	(2,101.1)	(592.7)
	(358.0)	89.9	(458.2)	195.7
Changes in:
Provision for claims	216.9	(300.3)	107.5	(665.4)
Unearned premiums	(43.5)	(9.8)	(22.8)	(40.7)
Accounts receivable and other	154.1	24.1	191.3	72.9
Recoverable from reinsurers	(7.5)	116.9	561.9	526.5
Funds withheld payable to reinsurers	1.1	14.1	(29.7)	(14.8)
Accounts payable and accrued liabilities	25.8	341.0	(70.1)	276.7
Income taxes payable	163.0	—	280.0	(1.1)
Other	15.8	19.5	29.9	(11.9)
Cash provided by operating activities	167.7	295.4	589.8	337.9
Investing activities Net sales of assets and liabilities classified as held for trading	1,157.8	332.5	1,367.1	241.5
Net sales (purchases) of securities designated as held for trading	(90.4)	(30.4)	(438.3)	43.1
Available for sale securities – purchases	(1,602.1)	(518.1)	(3,804.9)	(2,975.2)
— sales	1,307.3	643.9	3,517.0	1,487.1
Net sales (purchases) of short term investments	606.5	132.4	851.2	(581.4)
Net decrease (increase) in restricted cash and cash equivalents	106.4	12.8	217.4	(106.3)
Net sales (purchases) of investments, at equity	(30.0)	1.5	(65.9)	405.1
Purchase of subsidiaries, net of cash acquired	63.8	—	63.8	—
Sales (purchases) of premises and equipment	(1.9)	0.8	(13.1)	(8.2)
Cash provided by (used in) investing activities	1,517.4	575.4	1,694.3	(1,494.3)
Financing activities Subsidiary indebtedness – issuance	–	4.0	–	6.9
Long term debt – holding company Repayment	–	—	(62.1)	(107.8)
Debt issuance costs	–	—	–	(15.0)
Long term debt – subsidiary companies Issuance	–	—	–	330.0
Repayment	–	—	(118.6)	(295.7)
Debt issuance costs	–	—	–	(23.4)
Other long term obligations – holding company – repayment	(1.2)	(1.1)	(3.7)	(3.4)
Repurchase of subsidiary securities	(174.1)	(93.3)	(393.8)	(93.3)
Repurchase of subordinate voting shares	(216.5)	(7.0)	(273.4)	(7.0)
Repurchase of preferred shares	(17.5)	—	(48.0)	—
Reissue (purchase) of shares for treasury	(0.2)	0.1	(0.2)	(4.3)
Common share dividends	–	—	(88.9)	(49.0)
Preferred share dividends	(2.4)	(3.4)	(8.5)	(9.2)
Dividends paid to non-controlling interests	(6.0)	(6.9)	(18.7)	(20.4)
Cash used in financing activities	(417.9)	(107.6)	(1,015.9)	(291.6)
Foreign currency translation	(58.5)	36.5	(41.2)	114.5
Increase (decrease) in cash and cash equivalents	1,208.7	799.7	1,227.0	(1,333.5)
Cash and cash equivalents – beginning of period	3,130.8	3,630.6	3,112.5	5,763.8
Cash and cash equivalents – end of period	4,339.5	4,430.3	4,339.5	4,430.3

See accompanying notes.

Cash and cash equivalents consist of cash and short term investments, including subsidiary cash and short term investments, that are readily convertible into cash and have maturities of three months or less, and exclude subsidiary cash and short term investments that are restricted. Cash and cash equivalents is comprised as follows:

	September 30, 2008	December 31, 2007
Holding company cash and short term investments	394.0	31.3
Subsidiary cash and short term investments	4,010.2	2,164.8
Cash and short term investments pledged for short sale and derivative obligations	36.2	1,244.2
	4,440.4	3,440.3
Restricted cash and short term investments	(100.9)	(327.8)
	4,339.5	3,112.5

See accompanying notes.

Notes to Consolidated Financial Statements for the three and nine months ended September 30, 2008 and 2007 (unaudited – in US$ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2007. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2007, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	September 30, 2008					December 31, 2007
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	394.0	–	131.1	–	525.1	31.3	—	413.0	—	444.3
Bonds	–	80.9	33.7	–	114.6	—	17.6	12.2	—	29.8
Common stocks	–	–	261.7	–	261.7	—	—	235.0	—	235.0
Derivatives	289.9	–	–	–	289.9	262.7	—	—	—	262.7
	683.9	80.9	426.5	–	1,191.3	294.0	17.6	660.2	—	971.8
Short sale and derivative obligations	(85.1)	–	–	–	(85.1)	(8.4)	—	—	—	(8.4)
	598.8	80.9	426.5	–	1,106.2	285.6	17.6	660.2	—	963.4
Portfolio investments:
Cash and short term investments	4,010.2	360.1	616.0	–	4,986.3	2,164.8	—	1,053.3	—	3,218.1
Bonds	–	1,489.7	8,217.8	–	9,707.5	—	1,215.9	8,834.0	—	10,049.9
Preferred stocks	–	–	48.1	–	48.1	—	—	19.9	—	19.9
Common stocks	–	–	2,621.0	–	2,621.0	—	—	2,617.5	—	2,617.5
Investments, at equity	–	–	–	350.7	350.7	—	—	—	408.0	408.0
Derivatives	810.1	–	–	–	810.1	950.7	—	—	—	950.7
Other invested assets	–	–	–	27.6	27.6	—	—	—	28.9	28.9
	4,820.3	1,849.8	11,502.9	378.3	18,551.3	3,115.5	1,215.9	12,524.7	436.9	17,293.0
Assets pledged for short sale and
derivative obligations:
Cash and short term investments	36.2	–	33.7	–	69.9	1,244.2	—	121.9	—	1,366.1
Bonds	–	–	704.4	–	704.4	—	—	432.6	—	432.6
	36.2	–	738.1	–	774.3	1,244.2	—	554.5	—	1,798.7
	4,856.5	1,849.8	12,241.0	378.3	19,325.6	4,359.7	1,215.9	13,079.2	436.9	19,091.7
Short sale and derivative obligations	(0.4)	–	–	–	(0.4)	(1,054.4)	—	—	—	(1,054.4)
	4,856.1	1,849.8	12,241.0	378.3	19,325.2	3,305.3	1,215.9	13,079.2	436.9	18,037.3

Restricted cash and cash equivalents of $100.9 ($327.8 at December 31, 2007) are included in cash and short term investments in portfolio investments, with $35.5 ($221.3 at December 31, 2007) pledged as collateral for derivative positions and the remainder consisting primarily of amounts pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates.

On July 17, 2008, OdysseyRe received assets from Lloyd’s with a par value of $63.9, representing a permanent reduction and unconditional release of such amount previously pledged to Lloyd’s on behalf of Advent Capital (Holdings) PLC (“Advent”). Following this return of assets, and as of September 30, 2008, OdysseyRe continues to have assets with an aggregate par value of $24.2, or approximately £13.6 million equivalent, pledged to Lloyd’s in support of Advent and will continue to receive a fee for these pledged assets.

Net gains on investments for the third quarter and first nine months of 2008 include $176.7 (2007 – $70.2) and $383.6 (2007 – $70.2) respectively of provisions for other than temporary impairment related to common stocks, preferred stocks and bonds. Available for sale securities include securities in an unrealized loss position in an aggregate amount of $409.0 ($243.2 and $165.8 related to common stocks and bonds respectively). Debt securities classified as available for sale whose amortized cost exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis.

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub International Limited (“Hub”) for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5.

The amortized cost and carrying value of bonds is summarized below:

September 30, 2008

	Designated as held for trading		Classified as available for sale		Total
	Amortized cost	Carrying value	Amortized cost	Carrying value	Amortized cost	Carrying value
Holding company	94.2	80.9	33.6	33.7	127.8	114.6
Portfolio investments	1,643.1	1,489.7	8,269.3	8,217.8	9,912.4	9,707.5
Assets pledged for short sale and derivative obligations	–	–	729.5	704.4	729.5	704.4
	1,737.3	1,570.6	9,032.4	8,955.9	10,769.7	10,526.5

December 31, 2007

	Designated as held for trading		Classified as available for sale		Total
	Amortized cost	Carrying value	Amortized cost	Carrying value	Amortized cost	Carrying value
Holding company	15.0	17.6	12.0	12.2	27.0	29.8
Portfolio investments	1,223.0	1,215.9	8,755.8	8,834.0	9,978.8	10,049.9
Assets pledged for short sale and derivatives obligations	—	—	434.8	432.6	434.8	432.6
	1,238.0	1,233.5	9,202.6	9,278.8	10,440.6	10,512.3

3.   Acquisitions and Divestitures

During the fourth quarter, the company through one of its subsidiaries purchased a 20.0% interest in Alliance Insurance (PSC) (“Alliance”) for cash consideration of $21.6. Alliance is a publicly traded insurance company in Dubai, UAE.

On September 24, 2008, the company announced the purchase, directly and through its operating companies, of 9,533,430 common shares of Ridley Inc. (“Ridley”) from its Australian parent, Ridley Corporation Limited, for an aggregate purchase price of approximately $76.2 (Cdn$81.0) at September 30, 2008. The transaction is subject to certain closing conditions and is expected to close during the fourth quarter. After giving effect to the purchase, the company will own 9,533,430 common shares of Ridley representing approximately 69.0% of the total issued and outstanding. Ridley is one of North America’s leading commercial animal nutrition companies.

On September 11, 2008, the company, directly and through its operating companies, acquired an additional 14.0% interest in Advent for $17.3 (£9.5 million), increasing the company’s total ownership of Advent to 58.5% from 44.5%. Prior to this acquisition of a controlling interest, the company accounted for Advent on the equity method of accounting. Following the transaction, the assets and liabilities and results of operations of Advent have been included in the company’s consolidated financial reporting in the Reinsurance – Other business segment. The consolidation resulted in an increase of $831.7 in total assets (including approximately $89.1 in cash and cash equivalents and $485.1 in portfolio investments), $649.2 in total liabilities, $76.4 in non-controlling interests and the elimination of the equity accounted carrying value of Advent immediately prior to the acquisition of control. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks.

On September 8, 2008, the company announced a public tender offer to acquire all of the outstanding shares of Polskie Towarzystwo Reasekuracji Spólka Akcyjna (“PTR”), a Polish reinsurance and insurance company, at a price of 1.60 Polish zlotys (“PLN”) per share. The offer values PTR at approximately $70.0 (PLN 168.3 million) at September 30, 2008. The company has received commitments to tender to the offer from shareholders holding approximately 47.0% of the shares of PTR. The offer is conditional upon receipt of a number of regulatory approvals in Poland and is expected to close in the first quarter of 2009.

On August 29, 2008, the company through OdysseyRe purchased certain assets and liabilities associated with the crop insurance business previously written by CropUSA Insurance Agency, Inc. (“CropUSA”) for cash consideration of $8.0. Following the transaction, the assets, liabilities and results of operations have been included in the company’s consolidated financial reporting in the Reinsurance-OdysseyRe business segment. The acquisition resulted in an increase of $20.9 in total assets, $26.1 in total liabilities and a $13.2 increase in goodwill. Since 2006, CropUSA has acted as managing general underwriter for OdysseyRe in the crop insurance sector.

During the first nine months of 2008, Northbridge repurchased on the open market 1,304,600 (822,200 in the third quarter) of its common shares for cash of $39.7 ($24.5 in the third quarter), and OdysseyRe repurchased on the open market 9,480,756 (3,769,256 in the third quarter) of its common shares for cash of $351.4 ($140.8 in the third quarter). These transactions are part of Northbridge and OdysseyRe’s previously announced common share repurchase programs and increased the company’s ownership of Northbridge from 60.2% at December 31, 2007 to 62.2% at September 30, 2008 and of OdysseyRe from 61.0% at December 31, 2007 to 70.6% at September 30, 2008. These transactions resulted in decreases to non-controlling interests included in the consolidated balance sheet for the first nine months of 2008 of $39.3 ($24.8 in the third quarter) and $362.0 ($149.9 in the third quarter) for Northbridge and OdysseyRe respectively.

In June 2008, the company through one of its subsidiaries purchased a 19.8% interest in Arab Orient Insurance Company (“Arab Orient”) for cash consideration of $10.4. Arab Orient is a publicly traded insurance company based in Amman, Jordan.

During 2007, the company purchased all of the outstanding shares of Cunningham Lindsey that it or its affiliates did not already own for cash of Cdn$12.6 (including 1,031,090 shares in the first nine months of 2007 at a cost of Cdn$2.3). On December 31, 2007, the company sold 55.4% of its interest in the Cunningham Lindsey operating companies to a third party investor through the formation of a new holding company (“Holdco”) and commenced equity accounting for the retained interests in those operations.

On June 13, 2008, Holdco repaid a Cdn$125.0 promissory note payable to Cunningham Lindsey using funds received from its new bank credit facility. Cunningham Lindsey used the proceeds received to repay its 7.0% unsecured Series B debentures (Cdn$125.0), as described in note 5. During the second quarter of 2008, Cunningham Lindsey increased its investment in Holdco by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from Holdco to equity. Subsequent to this investment, Cunningham Lindsey’s interest in Holdco increased to 45.7%.

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

4.   Securities Sold but not yet Purchased and Derivative Transactions

	September 30, 2008				December 31, 2007
			Fair Value				Fair Value
		Notional				Notional
	Cost	Value	Assets	Liabilities	Cost	Value	Assets	Liabilities
Securities sold short SPDRs	–	–	–	–	819.7	—	—	975.4
Common stock	–	–	–	–	74.8	—	—	72.8
Short positions effected by equity contracts Equity index total return swaps	–	2,958.7	211.1	–	—	1,629.8	59.5	6.8
Equity total return swaps	–	1,237.5	117.8	83.4	—	247.0	19.2	3.8
S&P 500 index call options	1.1	3,184.5	–	–	3.6	2,480.0	0.3	—
Credit contracts Credit default swaps	230.9	12,313.3	750.3	–	340.0	18,539.2	1,119.1	—
Warrants	18.6	340.2	8.4	–	20.5	418.2	15.3	—
Other	–	–	12.4	2.1	—	—	—	4.0
Total			1,100.0	85.5			1,213.4	1,062.8

At September 30, 2008, as protection against a decline in equity markets, the company had synthetic short positions in various global equity indices and listed common stocks through equity index total return swaps and equity total return swaps (with a total notional amount of $4,196.2, compared to a total fair value of common stocks and investments, at equity of $3,596.0). During the second quarter of 2008, the company closed its previous short positions in SPDRs and listed common stocks and substantially replaced these investments with equity index total return swaps and equity total return swaps. The company may purchase short term index call options to limit the potential loss on the swaps. The fair value of derivatives in a gain position are presented on the balance sheet in derivatives and other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the balance sheet in short sale and derivative obligations.

At September 30, 2008, the fair value of assets pledged as collateral for the obligations to purchase securities sold short and the swaps was $774.3 ($1,798.7 at December 31, 2007, including assets pledged for obligations to purchase securities sold), of which $35.5 ($221.3 at December 31, 2007) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. The substitution of total return swaps for the closed short positions during the second quarter of 2008 resulted in the release of a significant portion of collateral formerly pledged in support of those obligations.

The company has purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 3.3 years (4.0 years at December 31, 2007) and a notional amount and fair value as shown in the table above. During the third quarter of 2008, the company sold $3,580.9 (2007 – $230.0) notional amount of credit default swaps for proceeds of $595.7 (2007 – $47.4) and a net gain of $279.3 (2007 – $38.9) and recorded net mark-to-market gains on credit default swaps of $252.3 (2007 – $341.3). During the first nine months of 2008, the company sold $8,265.9 (2007 – $230.0) notional amount of credit default swaps for proceeds of $1,670.7 (2007 – $47.4) and a net gain of $765.6 (2007 – $41.3) and recorded net mark-to-market gains on credit default swaps of $474.9 (2007 – $398.5).

For the October 1 to October 24, 2008 period, the net gains related to credit default swaps were $36.8, including net gains on sale of $26.7, ($1,793.2 notional amount of credit default swaps were sold for proceeds of $179.7) and net mark-to-market gains of $10.1. The fair value of the $9,834.7 (reflecting $685.4 of U.S. dollar – Euro currency translation effect since September 30, 2008) notional amount of credit default swaps held at October 24, 2008 was $596.1, compared to the fair value of $750.3 at September 30, 2008 of the $12,313.3 notional amount of credit default swaps held on that date.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to the total return swap and credit default swap contracts. Pursuant to the agreements governing the total return swaps and the credit default swaps, the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at September 30, 2008, all of which consists of government securities, is $899.4 ($886.0 at December 31, 2007), $415.3 of which (nil at December 31, 2007) the company has the right to sell or repledge, and $484.1 (nil at December 31, 2007) of which the company does not have the right to sell or repledge.

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments included in the consolidated statement of earnings (other includes warrants, bonds designated as held for trading and other derivatives):

	Common stock and equity index short positions	Total return swaps	Equity index call options	Credit default swaps	Other	Total
For the three months ended September 30, 2008 Inception-to-date realized gains (losses) on positions closed in the period	0.6	593.7	(0.7)	536.3	10.0	1,139.9
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(0.8)	(190.4)	0.8	(257.0)	(1.3)	(448.7)
Mark-to-market gains (losses) arising on positions remaining open at period end	–	248.7	(0.1)	252.3	(172.2)	328.7
Net gains (losses)	(0.2)	652.0	–	531.6	(163.5)	1,019.9
For the three months ended September 30, 2007 Inception-to-date realized gains (losses) on positions closed in the period	34.9	47.8	2.4	40.9	(3.5)	122.5
Reversal of mark-to-market (gains) recognized in prior periods on positions closed in the period	(7.1)	(10.5)	(5.9)	(2.0)	(0.9)	(26.4)
Mark-to-market gains (losses) arising on positions remaining open at period end	—	(34.7)	(4.2)	341.3	(6.4)	296.0
Net gains (losses)	27.8	2.6	(7.7)	380.2	(10.8)	392.1

	Common stock and equity index short positions	Total return swaps	Equity index call options	Credit default swaps	Other	Total
For the nine months ended September 30, 2008 Inception-to-date realized gains (losses) on positions closed in the period	(60.7)	749.6	(4.5)	1,493.0	8.1	2,185.5
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	157.0	(68.0)	3.5	(727.4)	1.7	(633.2)
Mark-to-market gains (losses) arising on positions remaining open at period end	–	248.9	(1.2)	474.9	(152.4)	570.2
Net gains (losses)	96.3	930.5	(2.2)	1,240.5	(142.6)	2,122.5
For the nine months ended September 30, 2007 Inception-to-date realized gains (losses) on positions closed in the period	36.2	(11.3)	27.7	40.9	17.5	111.0
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(4.6)	4.2	(30.8)	0.4	(11.1)	(41.9)
Mark-to-market gains (losses) arising on positions remaining open at period end	(29.8)	(26.3)	5.3	398.5	(64.6)	283.1
Net gains (losses)	1.8	(33.4)	2.2	439.8	(58.2)	352.2

5.   Capital and Long Term Debt

Under the terms of a normal course issuer bid approved by the Toronto Stock Exchange, during the first nine months of 2008 the company repurchased for cancellation 1,031,901 (815,000 in the third quarter) subordinate voting shares at a net cost of $273.4 ($216.5 in the third quarter), of which $143.0 ($113.5 in the third quarter) was charged to retained earnings. During the first nine months of 2007, the company repurchased for cancellation 38,600 (38,600 in the third quarter) subordinate voting shares for a net cost of $7.0 ($7.0 in the third quarter), of which $2.5 ($2.5 in the third quarter) was charged to retained earnings.

During the first nine months of 2008, the company paid $18.3 (nil in the third quarter) to repurchase for cancellation 750,000 Series A preferred shares with stated capital of $12.8 (Cdn$18.8), and $29.7 ($17.5 in the third quarter) to repurchase for cancellation 1,250,000 Series B preferred shares (750,000 Series B preferred shares in the third quarter) with stated capital of $21.3 (Cdn$31.3) (stated capital of $12.8 (Cdn$18.8) in the third quarter). These transactions resulted in a charge to retained earnings of $13.9 ($4.7 in the third quarter), representing the excess paid over the stated capital of the preferred shares repurchased, the excess resulting from movement in the Canadian-U.S. dollar exchange rate.

Effective from September 11, 2008, the company consolidated all the assets and liabilities of Advent pursuant to the transaction described in note 3. The carrying values, terms and conditions of Advent’s long term debt included in the company’s consolidated balance sheet as at September 30, 2008 are as follows:

	Principal	Unamortized issue costs and discounts	Total carrying value
US$34 million subordinated notes at LIBOR + 3.90% due June 3, 2035(1)	34.0	(1.1)	32.9
€12 million subordinated notes at 3 month EURIBOR + 3.85% due June 3, 2035(1)	16.8	(0.6)	16.2
US$26 million senior notes at 3 month LIBOR + 4.50% due January 15, 2026(2)	26.0	(1.0)	25.0
US$20 million senior notes at 3 month LIBOR + 4.15% due December 15, 2026(3)	20.0	(0.7)	19.3
	96.8	(3.4)	93.4

(1)	Callable by Advent after June 3, 2010

(2)	Callable by Advent after January 16, 2011

(3)	Callable by Advent after December 15, 2011

On June 16, 2008, Crum & Forster Holdings Corp. (“Crum & Forster”) redeemed for cash all $4.3 principal amount of its outstanding 10.375% unsecured senior notes due June 15, 2013 for total consideration of $4.5.

On June 16, 2008, Cunningham Lindsey repaid the outstanding Cdn$125.0 of its 7.0% unsecured Series B debentures which matured on that date. This transaction decreased subsidiary company borrowings by $118.6 net of $8.1 of these debentures owned by the company.

On April 15, 2008, the company repaid the outstanding $62.1 of its 6.875% unsecured senior notes which matured on that date.

On January 9, 2008, the company called for redemption all of its 5% convertible senior debentures due July 15, 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

On June 18, 2007, the company closed its note exchange offer (which was accounted for as a modification of debt), under which $282.6 of outstanding notes due in 2012 were exchanged for a cash early participation payment of $11.2 and the issue of $282.6 of new 7.75% senior notes due in 2017, plus accrued interest to the settlement date. Of the $3.8 of additional transaction costs, $2.9 qualified for deferral and amortization pursuant to debt modification accounting treatment and was classified as a reduction to the carrying value of the debt.

On May 7, 2007, Crum & Forster completed a private placement debt offering of $330.0 principal amount of 7.75% senior notes due May 1, 2017 at an issue price of 100%. Pursuant to Crum & Forster’s tender offer to purchase for cash any and all of its outstanding 10.375% senior notes due 2013, the net proceeds of the offering of $325.2 (after commissions and expenses), together with available cash on hand, were used to purchase $295.7 of the 2013 senior notes for total consideration of $325.7, plus accrued and unpaid interest of $12.1. Interest expense in the second quarter of 2007 includes $21.2 of one-time debt extinguishment and transaction costs on Crum & Forster’s tender offer and debt offering which did not qualify for deferral and amortization pursuant to debt modification accounting treatment. A registration statement on Form S-4 with respect to the 7.75% senior notes due 2017 was declared effective on July 13, 2007.

On February 7, 2007, the company repaid the outstanding $60.4 of its 2.5% secured notes which matured on February 27, 2007. During the first six months of 2007, the company purchased $40.0 of its 7.375% unsecured senior notes due April 15, 2018 and $9.1 of its 8.25% unsecured senior notes due October 1, 2015 for cash payments of $38.1 and $9.3 respectively.

During the first nine months of 2007, OdysseyRe redeemed $23.5 principal amount of its 4.375% convertible senior debentures due 2022. All holders had their debentures converted into common stock of OdysseyRe with the result that no convertible debentures thereafter remained outstanding. During the first six months of 2007, these transactions decreased the company’s ownership percentage of OdysseyRe from 59.6% to 58.7%, increased the balance sheet non-controlling interest by $29.0 and resulted in a dilution loss of $3.3.

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank for up to Cdn$50.0. As at September 30, 2008, there was Cdn$1.4 utilized under this credit facility, all of which was in support of letters of credit.

OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders. As at September 30, 2008, there was $56.5 utilized under this credit facility, all of which was in support of letters of credit.

6.   Significant Commutations

On June 26, 2008, Crum & Forster commuted an aggregate stop loss contract. As a result of the commutations, Crum & Forster received cash proceeds of $302.5 and recorded a decrease to recoverable from reinsurers of $386.7 and a non-cash pre-tax charge of $84.2 in the consolidated financial statements.

7.   Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income (loss) are as follows:

	September 30, 2008			December 31, 2007
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities Bonds	(77.2)	33.9	(43.3)	74.8	(19.9)	54.9
Common stocks and other	(8.0)	(9.1)	(17.1)	285.6	(93.4)	192.2
	(85.2)	24.8	(60.4)	360.4	(113.3)	247.1
Currency translation account	44.5	(1.5)	43.0	94.1	19.3	113.4
	(40.7)	23.3	(17.4)	454.5	(94.0)	360.5

8.   Income Taxes

The effective income tax rates of 26.6% and 27.7% implicit in the $194.8 and the $508.3 provisions for income taxes in the third quarter and first nine months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and as a result of reduced unrealized foreign exchange gains on public debt.

The effective income tax rates implicit in the $181.1 and the $367.3 provisions for income taxes in the third quarter and first nine months of 2007 were 36.1% and 32.6% respectively compared to the company’s statutory income tax rate of 36.1%. The effects of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries and of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded were mostly offset by realized foreign exchange gains on repurchases of U.S. dollar denominated debt which received recognition for tax purposes only.

The Internal Revenue Service (IRS) completed its regularly scheduled examination of the 2003 and 2004 U.S. Federal income tax returns of Fairfax’s U.S. subsidiaries included in Fairfax’s U.S. consolidated tax group, including OdysseyRe and Crum & Forster. The 2003 and 2004 taxation years for these subsidiaries are now closed. As part of the examination, the IRS reviewed the purchase of OdysseyRe shares by Fairfax in March 2003 and the issuance by Fairfax of debentures exchangeable into shares of OdysseyRe in payment for that purchase. No changes were made to the consolidated 2003 and 2004 tax returns with respect to that purchase of shares and issuance of exchangeable debentures or the inclusion of OdysseyRe and its subsidiaries in Fairfax’s U.S. consolidated tax group as a result.

9.   Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the ”SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate adverse development cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company will continue to respond to any requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company will continue to comply with any requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and may continue to be significant. The company expects that these matters may continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)
  During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the ”Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not yet responded to this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

10.   Earnings per Share

Net earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	Third quarter		First nine months
	2008	2007	2008	2007
Net earnings	467.6	253.2	1,127.0	532.2
Preferred share dividends	(2.4)	(3.4)	(8.5)	(9.2)
Excess over stated value of preferred shares purchased for cancellation	(4.7)	—	(13.9)	—
Net earnings available to common shareholders – basic	460.5	249.8	1,104.6	523.0
Interest expense on convertible debt, net of tax	–	1.8	0.3	5.3
Net earnings available to common shareholders – diluted	460.5	251.6	1,104.9	528.3
Weighted average common shares outstanding – basic	18,130,678	17,687,521	18,217,520	17,705,304
Effect of dilutive shares Convertible debt	–	900,653	139,183	897,441
Options to purchase treasury stock acquired	92,154	89,550	91,085	88,300
Total effect of dilutive shares	92,154	990,203	230,268	985,741
Weighted average common shares outstanding – diluted	18,222,832	18,677,724	18,447,788	18,691,045
Net earnings per common share – basic	$25.40	$14.12	$60.63	$29.54
Net earnings per common share – diluted	$25.27	$13.47	$59.89	$28.27

On February 13, 2008, 5% convertible senior debentures due July 15, 2023 of the company were converted by their holders into 886,888 subordinate voting shares and weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for the first nine months of 2008 from the beginning of 2008 until the date of conversion.

11.   Financial Risk Management

Credit Risk

Subsidiary portfolio investments and holding company investments include $750.3 ($1,119.1 at December 31, 2007) at fair value of credit default swaps (with a remaining average life of approximately 3.3 years; 4.0 years at December 31, 2007) referenced to a number of issuers, primarily financial services companies, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a difficult financial environment. In addition, those investment portfolios include $328.9 ($78.7 at December 31, 2007) of amounts recoverable from counterparties in respect of the fair value of total return swaps. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to the total return swap and credit default swap contracts. Pursuant to the agreements governing the total return and credit default swaps, the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at September 30, 2008, all of which consists of government securities, is $899.4 ($886.0 at December 31, 2007), $415.3 of which (nil at December 31, 2007) the company has the right to sell or repledge, and $484.1 (nil at December 31, 2007) of which the company does not have the right to sell or repledge.

Capital Management

Total capital at September 30, 2008, comprising shareholders’ equity and non-controlling interests, was $6,140.1, compared to $5,843.0 at December 31, 2007.

The company manages its capital based on the following financial measurements and ratios:

	September 30, 2008		December 31, 2007
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,106.2		963.4
Holding company debt	868.8		1,063.2
Subsidiary debt	887.7		915.0
Other long term obligations – holding company	188.9		192.6
Total debt	1,945.4		2,170.8
Net debt	839.2		1,207.4
Common shareholders’ equity	4,620.1		4,121.4
Preferred equity	102.5		136.6
Non-controlling interests	1,417.5		1,585.0
Total equity and non-controlling interests	6,140.1		5,843.0
Net debt/total equity and non-controlling interests	13.7%		20.7%
Net debt/net total capital(1)	12.0%		17.1%
Total debt/total capital(2)	24.1%		27.1%
Interest coverage(3)	16.5	x	11.3	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings from operations before income taxes and interest expense divided by interest expense.

12.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a direct and reinsurance basis, and runoff operations, and was until December 31, 2007 engaged in insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff operations. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff operations and net gains on investments related to the runoff group are included in the runoff operations. There were no significant changes in the identifiable assets by operating group as at September 30, 2008 compared to December 31, 2007 except that with effect from September 11, 2008, Advent has been added to the reinsurance group, increasing the identifiable assets of the reinsurance group by $851.5 at September 30, 2008.

13.   U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 20 on pages 71 to 76 of the company’s 2007 Annual Report (subject to the changes described below).

Under Canadian GAAP, the value of the conversion option of the company’s 5% convertible senior debentures was included in paid in capital. Under US GAAP, the full principal amount of the debentures was included in holding company debt. Upon conversion of the 5% convertible senior debentures, the full principal amount of the 5% convertible senior debenture was reclassified as an increase to common stock under US GAAP. The impact on common stock of the conversion under Canadian and US GAAP is similar, however, the accretion of the long term debt component recognized under Canadian GAAP in prior years has resulted in a permanent US GAAP adjustment decreasing common stock under Canadian GAAP by $6.6 with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques. The fair value hierarchy is designed to indicate the relative reliability of fair value measurement. The highest priority is given to quoted prices in active markets and the lowest to unobservable data. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not materially affect the company’s financial position or results of operation at September 30, 2008 or for the quarter or nine months then ended.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), which clarifies the application of SFAS 157 and provides guidance in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Adoption of FSP FAS 157-3 did not affect the company’s financial position or results of operations at September 30, 2008 or for the quarter or nine months then ended.

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. For the majority of the company’s investment portfolio, the company uses quoted prices and other information from independent pricing sources in determining fair values. The company uses valuation techniques for its Level 3 investments, which represent less than 0.3% of the company’s investment portfolio fair value. To verify Level 3 pricing, the company assesses the reasonableness of the fair values by comparing to models validated by qualified personnel, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar assets where available. The company will challenge any prices for its investments which are considered to not represent fair value.

For determining the fair value of its Level 1 investments, (approximately 39.0% of total investment portfolio fair value), the company utilizes quoted market prices. The majority of the company’s Level 1 investments are common stocks that are actively traded in a public market and cash, cash equivalents and short-term investments where the cost basis approximates fair value.

The company’s Level 2 investments (approximately 60.7% of total investment portfolio fair value), the majority of which are in government (including federal, state, provincial and municipal) and corporate securities, are priced using publicly traded over-the-counter prices and broker-dealer quotes. Observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments. For determining the fair value of credit default swaps, which are classified as Level 2, the company utilizes broker-dealer quotes which include observable credit spreads. Also included in Level 2 are inactively traded convertible corporate debentures which are valued using a pricing model and include observable inputs such as credit spreads and discount rates in the calculation.

After considering the current economic conditions and the liquidity concerns in the credit markets, the company determined that it should not reclassify any of its investments from Level 1 or Level 2 to Level 3.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS 158”). SFAS 158 requires companies to measure the funded status of their benefit plans as of the date of their fiscal year-end, effective for fiscal years ending after December 15, 2008. On January 1, 2008, the company adopted the measurement date provisions of SFAS 158 for its consolidated financial statements prepared under Canadian GAAP. As of January 1, 2008, two of the company’s benefit plans had measurement dates of October 1. The adjustment required to reflect a December 31 measurement date for these two plans was insignificant and was included in Canadian GAAP consolidated net earnings.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which provides a company the option, primarily on an instrument-by-instrument basis, to measure at fair value many financial instruments and certain other items that are not otherwise accounted for at fair value under other accounting standards. The election to use the fair value option is available at specified election dates, such as when an entity first recognizes a financial instrument. Subsequent changes in fair value are recorded through earnings. Additionally, SFAS 159 allows for a one-time election for existing eligible financial instruments upon adoption, with the transition adjustment recorded to beginning retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not affect the company’s financial position at September 30, 2008.

The following shows the net earnings in accordance with US GAAP:

	Third quarter		First nine months
	2008	2007	2008	2007
Net earnings, Canadian GAAP	467.6	253.2	1,127.0	532.2
Recoveries on retroactive reinsurance	3.7	4.0	20.1	10.8
Other differences	–	0.4	5.3	(11.5)
Tax effect	(1.3)	(1.4)	(6.9)	0.6
Net earnings, US GAAP	470.0	256.2	1,145.5	532.1
Other comprehensive income (loss), Canadian GAAP	(242.0)	234.0	(377.9)	202.6
Other differences	–	—	–	2.4
Other comprehensive income (loss)	(242.0)	234.0	(377.9)	205.0
Comprehensive income, US GAAP	228.0	490.2	767.6	737.1
Net earnings per share, US GAAP	$25.53	$14.29	$61.65	$29.53
Net earnings per diluted share, US GAAP	$25.40	$13.63	$60.89	$28.26

Included in recoveries on retroactive insurance for the nine months ended September 30, 2008 is income of $8.8 related to the release of the unamortized deferred gain in connection with the commutation by Crum & Forster in the second quarter as described in note 6. The pre-tax loss under US GAAP related to this commutation was $75.4.

Included in other differences for the nine months ended September 30, 2008 is income of $5.2 related to the release of the “FIN 48” (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109) reserve established on January 1, 2007 on a tax position which is no longer uncertain at September 30, 2008.

Included in other differences for the nine months ended September 30, 2007 are cost base adjustments to Hub related to the valuation of embedded derivatives of $12.7 which reduced the realized gain on sale from $220.5 under Canadian GAAP to $207.8 under US GAAP.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30, 2008	December 31, 2007
	(audited)
Assets Cash, short term investments and marketable securities	1,191.3	971.8
Portfolio investments	19,326.5	19,092.6
Future income taxes	530.3	416.8
Goodwill	91.0	83.4
All other assets	6,816.5	7,480.2
	27,955.6	28,044.8
Liabilities Accounts payable and accrued liabilities	1,682.4	1,358.5
Income taxes payable	348.8	77.6
Long term debt – holding company borrowings	868.8	1,114.7
All other liabilities	18,842.8	19,647.9
	21,742.8	22,198.7
Mandatorily redeemable shares of TRG	171.0	174.7
Non-controlling interests	1,417.5	1,581.5
	1,588.5	1,756.2
Shareholders’ Equity	4,624.3	4,089.9
	27,955.6	28,044.8

The difference in consolidated shareholders’ equity is as follows:

	September 30, 2008	December 31, 2007
Shareholders’ equity based on Canadian GAAP	4,722.6	4,258.0
Accumulated other comprehensive income	(44.7)	(44.7)
Reduction of common stock on conversion of debentures	(6.6)	—
Reduction of other paid in capital	—	(57.9)
Cumulative reduction in net earnings under US GAAP	(47.0)	(65.5)
Shareholders’ equity based on US GAAP	4,624.3	4,089.9

The difference in consolidated accumulated other comprehensive income is as follows:

	September 30, 2008	December 31, 2007
Pension liability adjustment pursuant to FAS 158	(61.4)	(61.4)
Related deferred income taxes	16.7	16.7
	(44.7)	(44.7)

At September 30, 2008, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective sixty days following the Securities and Exchange Commission approval of the Public Company Accounting Oversight Board amendments to the American Institute of Certified Public Accountants Statement on Auditing Standards Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The company currently adheres to the hierarchy of GAAP as presented in SFAS 162, and does not expect its adoption will have a material impact on its financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”), which is intended to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The company is currently evaluating the impact of adoption of SFAS 161 on its financial position and results of operations.

14.   Comparative Figures

Certain prior period comparative figures have been reclassified to be consistent with the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (as of October 30, 2008, except as otherwise indicated) (in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements included herein and with the notes to the management’s discussion and analysis for the year ended December 31, 2007 as set out in the company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007.

Third Quarter Results

The company’s sources of net earnings and combined ratios by business segment were as set out below for the three and nine months ended September 30, 2008 and 2007. On September 11, 2008, the company commenced consolidation of Advent Capital (Holdings) PLC (“Advent”) following the increase in the company’s investment in Advent, as described in note 3 to the consolidated financial statements. The results for Advent are included with the Reinsurance – Other business segment.

	Third quarter		First nine months
	2008	2007	2008	2007
Combined ratios Insurance – Canada (Northbridge)	113.3%	88.5%	103.9%	89.6%
– U.S. (Crum & Forster)	128.5%	96.5%	121.8%	95.3%
– Asia (Fairfax Asia)	85.0%	68.0%	80.6%	82.6%
Reinsurance – OdysseyRe	113.0%	97.9%	103.6%	96.1%
– Other	111.9%	94.6%	104.5%	95.5%
Consolidated	115.5%	94.8%	107.4%	94.3%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	(37.3)	30.6	(33.0)	77.5
– U.S. (Crum & Forster)	(66.3)	10.3	(167.7)	41.7
– Asia (Fairfax Asia)	3.7	5.6	12.2	8.4
Reinsurance – OdysseyRe	(71.1)	11.6	(56.5)	62.6
– Other	(8.6)	3.9	(7.0)	8.5
Underwriting income (loss)	(179.6)	62.0	(252.0)	198.7
Interest and dividends	105.8	160.3	356.4	476.2
Operating income (loss)	(73.8)	222.3	104.4	674.9
Net gains on investments	539.5	173.2	1,093.2	428.2
Runoff	127.3	57.9	319.1	55.8
Claims adjusting	–	(0.4)	–	2.6
Interest expense	(37.6)	(41.9)	(118.3)	(152.7)
Corporate overhead and other	176.2	90.4	436.9	116.6
Pre-tax income	731.6	501.5	1,835.3	1,125.4
Income taxes	(194.8)	(181.5)	(508.3)	(367.7)
Non-controlling interests	(69.2)	(66.8)	(200.0)	(225.5)
Net earnings	467.6	253.2	1,127.0	532.2

Catastrophe losses incurred by the company’s insurance and reinsurance operations resulted in an underwriting loss of $179.6 in the third quarter of 2008 compared to an underwriting profit of $62.0 in the third quarter of 2007. The combined ratio of those operations in the third quarter of 2008 was 115.5% compared to 94.8% in the third quarter of 2007, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 113.3%, 128.5% and 113.0% respectively. Third quarter underwriting results were impacted by the U.S. Gulf Coast Hurricanes Ike and Gustav and included net losses (pre-tax, net of reinstatement premiums) of $256.9, representing 22.3 combined ratio points. Excluding the impact of Hurricanes Ike and Gustav, the combined ratio of the company’s insurance and reinsurance operations in the third quarter was 93.2%. Total incurred catastrophe losses negatively impacted third quarter 2008 underwriting results by 23.8 combined ratio points ($274.6) compared to 2.7 combined ratio points ($32.5) in the third quarter of 2007. Third quarter 2008 underwriting results included 4.7 combined ratio points ($54.2) of net favourable development of prior years’ reserves, principally at Crum & Forster, Northbridge, Group Re and OdysseyRe. Third quarter 2007 underwriting results included a benefit of 2.0 combined ratio points ($23.7) of net favourable development of prior years’ reserves.

In the first nine months of 2008, the company’s insurance and reinsurance operations had an underwriting loss of $252.0 and a combined ratio of 107.4% compared to an underwriting profit of $198.7 and a combined ratio of 94.3% in the first nine months of 2007. Underwriting results in the first nine months of 2008 included the $256.9 impact in the third quarter of Hurricanes Ike and Gustav, the impact of the Crum & Forster reinsurance commutation in the second quarter ($84.2 pre-tax, representing 2.5 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit during the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.7 combined ratio points of adverse prior years’ reserve development). Excluding the impact of the third quarter Hurricanes Ike and Gustav losses and Crum & Forster’s second quarter reinsurance commutation and first quarter lawsuit settlement, the combined ratio of the company’s insurance and reinsurance operations was 96.6% in the first nine months of 2008. Underwriting results in the first nine months of 2008 included 0.7 combined ratio points ($25.4) of net adverse prior years’ reserve development, comprised of the 3.2 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, partially offset by 2.5 combined ratio points of otherwise net favourable reserve development (principally net favourable reserve development at Crum & Forster, Northbridge and Group Re). Catastrophe losses negatively impacted the first nine months of 2008 underwriting results by 10.8 combined ratio points ($366.2), primarily reflecting the third quarter Hurricanes Ike and Gustav losses, the impact on OdysseyRe of winter storm and earthquake activity in China and the effects of storm events and weather severity on Crum & Forster and Northbridge, compared to 3.1 combined ratio points ($107.3) in the first nine months of 2007, principally related to the impact on OdysseyRe of the European windstorm Kyrill and the effects of storm events on Crum & Forster.

Net earnings were $467.6 ($25.40 per share, $25.27 per diluted share) in the third quarter of 2008 compared to $253.2 ($14.12 per share, $13.47 per diluted share) in the third quarter of 2007. The increase in third quarter net earnings primarily reflects increased net gains on investments of $856.8 (including net gains of $651.8 related to equity and equity index total return swaps and short positions and net gains of $531.6 related to credit default swaps, partially offset by $176.7 recorded as other than temporary impairments on common stock and bond investments and net losses on bonds of $158.0), a decline in underwriting results principally arising from catastrophe losses, and a $66.9 decrease in interest and dividends from the third quarter of 2007, principally arising from a year-over-year decline in interest rates.

In the first nine months of 2008, net earnings were $1,127.0 ($60.63 per share, $59.89 per diluted share) compared to $532.2 ($29.54 per share, $28.27 per diluted share) in the first nine months of 2007. Improved nine months net earnings in 2008 primarily reflect increased net gains on investments of $1,904.0 (including net gains of $1,240.5 related to credit default swaps and net gains of $1,024.6 related to equity and equity index total return swaps and short positions, partially offset by $383.6 recorded as other than temporary impairments on common stock and bond investments) compared to net gains on investments of $692.4 in the first nine months of 2007 (including a gain of $220.5 on the disposition of the company’s investment in Hub International Limited (“Hub”)).

Revenue in the third quarter of 2008 increased to $2,155.1 from $1,871.2 in the third quarter of 2007, principally as a result of a $493.2 increase in net gains on investments, partially offset by a $66.9 or 33.0% decrease in interest and dividends and a $33.1 or 2.8% decrease in net premiums earned. Following the sale in 2007 of a majority of the company’s interest in the operating companies of Cunningham Lindsey Group Inc. (“Cunningham Lindsey”), revenues also reflected the deconsolidation of those operating companies in 2008. Revenue in the first nine months of 2008 increased to $5,791.2 from $5,076.3 in the first nine months of 2007, principally as a result of a $1,211.6 increase in net gains on investments, partially offset by a $122.7 or 20.3% decrease in interest and dividends, a $64.8 or 1.9% decrease in net premiums earned, and the absence of claims fees following the deconsolidation of the operating companies of Cunningham Lindsey. Revenues also reflect the consolidation of Advent commenced on September 11, 2008, the amounts of which were insignificant in the company’s results for the three and nine months ended September 30, 2008.

Net premiums written by the company’s insurance and reinsurance operations in the third quarter of 2008 declined 2.1% to $1,126.6 from $1,150.9 in the third quarter of 2007. The decline in net premiums written in the third quarter and first nine months of 2008 reflects Fairfax’s disciplined response to increasingly competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete. Net premiums written by Northbridge during the third quarter of 2008 increased 10.5% compared to net premiums written during the third quarter of 2007 (an increase of 9.7% measured in local currency), principally as a result of changes to the 2008 reinsurance program that resulted in increased premium retention and reduced cessions to reinsurers by the Northbridge operating companies. Net premiums written by Crum & Forster declined 26.6% in total, with declines across all major lines of business with the exception of accident and health, reflecting Crum & Forster’s disciplined response to deteriorating market conditions in the U.S. commercial lines business. Net premiums written by OdysseyRe during the third quarter declined 0.7%, with declines in the London Market and U.S. Insurance divisions offset by increases in the EuroAsia and Americas division. Reflecting the above mentioned factors, net premiums written by the company’s insurance and reinsurance operations in the first nine months of 2008 declined 1.4% to $3,362.8 from $3,412.1 in the first nine months of 2007. Net premiums written increased at Northbridge by 19.2% (9.1% measured in local currency) and decreased at Crum & Forster by 20.2% and at OdysseyRe by 0.9%.

As a result of the commencement of equity accounting for the retained interests in the Cunningham Lindsey operating companies on December 31, 2007, operating expenses in the three and nine months ended September 30, 2008 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses also reflect the consolidation of Advent commenced on September 11, 2008, the amounts of which were insignificant in the company’s results for the three and nine months ended September 30, 2008. The $1.3 decrease in third quarter 2008 operating expenses (after adjusting for 2007 Cunningham Lindsey and 2008 Advent operating expenses) related primarily to decreased corporate overhead costs at Fairfax and the subsidiary holding companies, partially offset by increased subsidiary operating costs (principally at Runoff and Crum & Forster). Of the $313.4 of consolidated operating expenses in the third quarter of 2007, $207.5 related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $105.9 related to Cunningham Lindsey. The $42.0 increase in operating costs in the first nine months of 2008 (after adjusting for 2007 Cunningham Lindsey and 2008 Advent operating expenses) related primarily to increased subsidiary operating costs (principally Runoff and Crum & Forster) and subsidiary holding company corporate overhead costs. In the first nine months of 2007, of the $881.4 of consolidated operating expenses, $586.9 related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $294.5 related to Cunningham Lindsey.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three and nine months ended September 30, 2008 and 2007. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended September 30, 2008

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	349.8	231.7	74.7	656.8	70.5	1,383.5	6.2	(58.2)	–	1,331.5
Net premiums written	262.6	195.7	28.7	571.8	67.8	1,126.6	5.5	–	–	1,132.1
Net premiums earned	279.8	233.0	24.4	545.4	72.0	1,154.6	8.1	–	–	1,162.7
Underwriting profit (loss)	(37.3)	(66.3)	3.7	(71.1)	(8.6)	(179.6)	–	–	–	(179.6)
Interest and dividends	25.4	13.2	1.5	58.5	7.2	105.8	–	–	–	105.8
Operating income (loss) before:	(11.9)	(53.1)	5.2	(12.6)	(1.4)	(73.8)	–	–	–	(73.8)
Net gains on investments	123.2	203.4	1.6	203.6	5.0	536.8	126.4	2.7	–	665.9
Runoff operating income	–	–	–	–	–	–	0.9	–	–	0.9
Interest expense	–	(6.9)	–	(8.4)	(0.4)	(15.7)	–	–	(21.9)	(37.6)
Corporate overhead and other	(3.8)	(2.5)	(0.9)	6.3	(0.6)	(1.5)	–	–	177.7	176.2
Pre-tax income	107.5	140.9	5.9	188.9	2.6	445.8	127.3	2.7	155.8	731.6
Income taxes										(194.8)
Non-controlling interests										(69.2)
Net earnings										467.6

Quarter ended September 30, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	361.2	296.9	43.2	635.8	51.9	1,389.0	3.9	(75.3)	—	1,317.6
Net premiums written	237.7	266.7	18.7	575.8	52.0	1,150.9	0.9	—	—	1,151.8
Net premiums earned	265.0	293.4	17.7	547.9	71.4	1,195.4	0.4	—	—	1,195.8
Underwriting profit	30.6	10.3	5.6	11.6	3.9	62.0	—	—	—	62.0
Interest and dividends	29.4	33.2	2.1	87.0	8.6	160.3	—	—	—	160.3
Operating income before:	60.0	43.5	7.7	98.6	12.5	222.3	—	—	—	222.3
Net gains (losses) on investments	16.8	71.7	(0.1)	84.1	1.9	174.4	78.4	(1.2)	—	251.6
Runoff operating loss	—	—	—	—	—	—	(20.5)	—	—	(20.5)
Claims adjusting	—	—	—	—	—	—	—	—	(0.4)	(0.4)
Interest expense	—	(6.9)	—	(9.4)	—	(16.3)	—	—	(25.6)	(41.9)
Corporate overhead and other	(3.0)	(1.2)	(0.8)	(2.8)	—	(7.8)	—	—	98.2	90.4
Pre-tax income (loss)	73.8	107.1	6.8	170.5	14.4	372.6	57.9	(1.2)	72.2	501.5
Income taxes										(181.5)
Non-controlling interests										(66.8)
Net earnings										253.2

Nine months ended September 30, 2008

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,138.7	793.9	168.5	1,800.5	150.5	4,052.1	5.9	(146.3)	–	3,911.7
Net premiums written	864.6	686.6	70.5	1,593.1	148.0	3,362.8	5.2	–	–	3,368.0
Net premiums earned	836.9	767.7	62.6	1,572.4	156.9	3,396.5	10.3	–	–	3,406.8
Underwriting profit (loss)	(33.0)	(167.7)	12.2	(56.5)	(7.0)	(252.0)	–	–	–	(252.0)
Interest and dividends	85.3	56.9	4.0	187.8	22.4	356.4	–	–	–	356.4
Operating income (loss) before:	52.3	(110.8)	16.2	131.3	15.4	104.4	–	–	–	104.4
Net gains (losses) on investments	99.7	410.8	(1.8)	584.6	5.6	1,098.9	329.6	(5.7)	–	1,422.8
Runoff operating loss	–	–	–	–	–	–	(10.5)	–	–	(10.5)
Interest expense	–	(21.3)	–	(25.8)	(0.4)	(47.5)	–	–	(70.8)	(118.3)
Corporate overhead and other	(11.6)	(4.2)	(2.7)	(13.5)	(0.6)	(32.6)	–	–	469.5	436.9
Pre-tax income (loss)	140.4	274.5	11.7	676.6	20.0	1,123.2	319.1	(5.7)	398.7	1,835.3
Income taxes										(508.3)
Non-controlling interests										(200.0)
Net earnings										1,127.0

Nine months ended September 30, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,123.9	969.4	125.5	1,757.3	165.3	4,141.4	25.2	(204.0)	—	3,962.6
Net premiums written	725.4	860.5	53.8	1,607.1	165.3	3,412.1	8.6	—	—	3,420.7
Net premiums earned	742.8	893.9	48.5	1,601.6	186.8	3,473.6	(2.0)	—	—	3,471.6
Underwriting profit	77.5	41.7	8.4	62.6	8.5	198.7	—	—	—	198.7
Interest and dividends	85.3	110.4	10.2	245.8	24.5	476.2	—	—	—	476.2
Operating income before:	162.8	152.1	18.6	308.4	33.0	674.9	—	—	—	674.9
Net gains (losses) on investments	94.0	79.9	0.3	266.3	(7.5)	433.0	98.7	(4.8)	—	526.9
Runoff operating loss	—	—	—	—	—	—	(42.9)	—	—	(42.9)
Claims adjusting	—	—	—	—	—	—	—	—	2.6	2.6
Interest expense	—	(44.0)	—	(28.3)	—	(72.3)	—	—	(80.4)	(152.7)
Corporate overhead and other	(9.0)	(1.0)	(2.8)	(11.1)	—	(23.9)	—	—	140.5	116.6
Pre-tax income (loss)	247.8	187.0	16.1	535.3	25.5	1,011.7	55.8	(4.8)	62.7	1,125.4
Income taxes										(367.7)
Non-controlling interests										(225.5)
Net earnings										532.2

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the three and nine months ended September 30, 2008 and 2007.

Canadian Insurance – Northbridge

	Third quarter		First nine
	2008	2007	2008	2007
Underwriting profit (loss)	(37.3)	30.6	(33.0)	77.5
Combined ratio	113.3%	88.5%	103.9%	89.6%
Gross premiums written	349.8	361.2	1,138.7	1,123.9
Net premiums written	262.6	237.7	864.6	725.4
Net premiums earned	279.8	265.0	836.9	742.8
Underwriting profit (loss)	(37.3)	30.6	(33.0)	77.5
Interest and dividends	25.4	29.4	85.3	85.3
Operating income (loss)	(11.9)	60.0	52.3	162.8
Net gains on investments	123.2	16.8	99.7	94.0
Pre-tax income before interest and other	111.3	76.8	152.0	256.8

Northbridge’s underwriting result in the third quarter of 2008 was an underwriting loss of $37.3 and a combined ratio of 113.3% compared to underwriting profit of $30.6 and a combined ratio of 88.5% in the third quarter of 2007. Underwriting results in the first nine months of 2008 featured an underwriting loss of $33.0 and a combined ratio of 103.9% compared to underwriting profit of $77.5 and a combined ratio of 89.6% in the first nine months of 2007. The declines in underwriting results in the third quarter and the first nine months of 2008 were primarily attributable to increased catastrophe losses (principally net losses of $25.0 related to Hurricane Ike), in addition to heightened property claims frequency and loss severity as a result of winter weather and storm events and reduced year-over-year benefit from favourable development of prior years’ reserves. Third quarter 2008 underwriting results included 4.5 combined ratio points ($12.6) of net favourable development of prior years’ reserves, principally attributable to net favourable emergence in the recent accident years across most lines of business, partially offset by the negative impact of movement in the U.S. dollar-Canadian dollar exchange rate on U.S. dollar-denominated claims liabilities. Underwriting results in the third quarter of 2007 included the positive impact of 8.2 combined ratio points ($21.8) of net favourable development of prior years’ reserves, primarily related to the favourable impact of movements in the U.S. dollar-Canadian dollar exchange rate on U.S. dollar-denominated claims liabilities. Underwriting results in the first nine months of 2008 included 2.7 combined ratio points ($23.0) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business in the most recent accident years, partially offset by unfavourable movement in the U.S. dollar-Canadian dollar exchange rate, compared to the positive impact of 7.7 combined ratio points ($57.1) of net favourable development of prior years’ reserves in the first nine months of 2007, primarily attributable to the favourable impact of movement in the U.S. dollar-Canadian dollar exchange rate and lower than expected claims development on recent accident years. Current period catastrophe losses, primarily related to Hurricane Ike in the third quarter and with the added impact in the nine months of winter storms, added 10.0 combined ratio points to third quarter 2008 underwriting results and 4.1 combined ratio points in the first nine months of 2008 (catastrophe losses had no significant impact in the third quarter and first nine months of 2007).

Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a decline in gross premiums written during the third quarter and the first nine months of 2008 in Canadian dollar terms compared to the third quarter and the first nine months of 2007 of 3.8% and 7.3% respectively. Net premiums written increased by 9.7% in the third quarter and 9.1% in the first nine months of 2008 compared to 2007 in Canadian dollar terms, reflecting changes to Northbridge’s 2008 reinsurance program that resulted in increased premium retention through reduced cessions to reinsurers by its operating subsidiaries.

Net gains on investments in the third quarter of 2008 of $123.2 (compared to net gains of $16.8 in the third quarter of 2007) primarily related to net gains of $90.4 related to short equity and equity index positions and other derivative positions, net gains of $65.0 related to credit default swaps and net gains on common stocks of $19.5, partially offset by $25.0 of other than temporary impairments recorded on common stock and bond investments and net losses of $35.5 related to bonds. A year-over-year decrease in interest and dividends and the deterioration in underwriting results were more than offset by the impact of increased net investment gains that contributed to a pre-tax income before interest and other of $111.3 in the third quarter of 2008, compared to pre-tax income before interest and other of $76.8 in the third quarter of 2007. Net gains on investments in the first nine months of 2008 of $99.7 included net gains related to credit default swaps of $148.7, net gains related to short equity and equity index positions of $98.2 and net gains on common stocks of $23.5, partially offset by $137.3 of other than temporary impairments recorded on common stock and bond investments and net losses on bonds of $43.3. Net gains on investments in the first nine months of 2007 of $94.0 included an $87.7 pre-tax gain on the disposition of Northbridge’s investment in Hub. With interest and dividends and net gains on investments largely unchanged in the first nine months of 2008 compared to the first nine months of 2007, the significant deterioration in underwriting results was the principal contributor to the $104.8 year-over-year decrease in pre-tax income before interest and other.

Cash provided by operating activities in the third quarter of 2008 was $120.7 compared to $83.1 in the third quarter of 2007, with the increase primarily due to the timing of payments relating to claims and other payables, largely offset by lower operating income and the timing of receipts relating to reinsurance recoverables. Cash provided by operating activities in the first nine months of 2008 was $159.8 compared to $147.1 in the first nine months of 2007, with the increase primarily attributable to the timing of payments relating to claims, largely offset by lower operating income, the timing of receipts relating to reinsurance recoverables and the timing of payments relating to income taxes. Cash used in investing activities during the first nine months of 2008 included $253.9 used to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales.

For more information on Northbridge’s results, please see its third quarter report which will be posted on its website at www.norfin.com.

U.S. Insurance – Crum & Forster(1)

	Third quarter		First nine months
	2008	2007	2008	2007
Underwriting profit (loss)	(66.3)	10.3	(167.7)	41.7
Combined ratio	128.5%	96.5%	121.8%	95.3%
Gross premiums written	231.7	296.9	793.9	969.4
Net premiums written	195.7	266.7	686.6	860.5
Net premiums earned	233.0	293.4	767.7	893.9
Underwriting profit (loss)	(66.3)	10.3	(167.7)	41.7
Interest and dividends	13.2	33.2	56.9	110.4
Operating income (loss)	(53.1)	43.5	(110.8)	152.1
Net gains on investments	203.4	71.7	410.8	79.9
Pre-tax income before interest and other	150.3	115.2	300.0	232.0

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Challenging market conditions in most lines of business and the unfavourable impact of $77.2 of net catastrophe losses related to Hurricanes Ike and Gustav contributed to an underwriting loss for Crum & Forster in the third quarter of 2008, with a combined ratio of 128.5% compared to 96.5% in the third quarter of 2007. Excluding the impact of Hurricanes Ike and Gustav, Crum & Forster’s third quarter combined ratio was 95.4%. In addition to the adverse impact of Hurricanes Ike and Gustav, the third quarter 2008 results included the benefit of net favourable prior year reserve development of 13.6 combined ratio points ($31.6), attributable to favourable reserve development across most lines of business including continued favourable development in workers’ compensation (compared to the benefit in the third quarter of 2007 of $5.8 or 2.0 combined ratio points of net favourable development of prior years’ reserves primarily related to workers’ compensation, partially offset by unfavourable reserve development in property lines). Total current period catastrophe losses of $79.4, primarily related to Hurricanes Ike and Gustav, added 34.1 combined ratio points to third quarter 2008 underwriting results (catastrophe losses did not materially impact the third quarter of 2007).

The effects of unfavourable pricing trends and market conditions, the impact of Hurricanes Ike and Gustav in the third quarter, the second quarter reinsurance commutation and the settlement of an asbestos-related lawsuit in the first quarter of 2008 contributed to unfavourable underwriting results for Crum & Forster in the first nine months of 2008, with a combined ratio of 121.8% compared to 95.3% in the first nine months of 2007. Prior to giving effect to the impact of the Hurricanes Ike and Gustav losses, the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in the first nine months of 2008 was 97.6%. In addition to the adverse prior period reserve development impact of the reinsurance commutation ($84.2 or 11.0 combined ratio points) and the lawsuit settlement ($25.5 or 3.3 combined ratio points), underwriting results in the first nine months of 2008 included otherwise net favourable prior year reserve development of 6.9 combined ratio points ($52.6), principally attributable to favourable reserve development across most lines of business. During the first nine months of 2007, Crum & Forster’s underwriting results included $25.8 or 2.9 combined ratio points of net favourable reserve development primarily attributable to favourable reserve development in workers’ compensation, partially offset by adverse reserve development in property lines. Current period catastrophe losses of $92.6, primarily related to Hurricanes Ike and Gustav and storm events in the U.S. southeast and midwest regions, added 12.1 combined ratio points to the first nine months of 2008 underwriting results, compared to catastrophe losses of $16.1 and 1.8 combined ratio points in the first nine months of 2007.

Crum & Forster’s disciplined response to the softening underwriting cycle, increasing competition for new and renewal business and declining pricing trends contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty and property, partially offset by growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 22.0% and 26.6% respectively for the third quarter of 2008 compared to the third quarter of 2007. Net premiums earned decreased by 20.6% in the third quarter of 2008 compared to the third quarter of 2007. Reflecting the above mentioned factors, gross premiums written and net premiums written declined by 18.1% and 20.2% respectively in the first nine months of 2008 compared to the first nine months of 2007. Net premiums earned decreased by 14.1% in the first nine months of 2008 compared to the first nine months of 2007.

The impact on total investment income of a decline in third quarter interest and dividend income, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in average interest rates, was more than offset by increased net gains on investments of $203.4 (primarily attributable to $141.2 of net gains related to short equity and equity index positions and net gains of $119.4 related to credit default swaps, partially offset by $34.7 of other than temporary impairments recorded on common stock investments and $25.5 of net losses on bonds), and resulted in a $35.1 increase in pre-tax income before interest and other in the third quarter of 2008 compared to the third quarter of 2007. A decline in interest and dividend income in the first nine months of 2008, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in average interest rates, was more than offset by increased net gains on investments of $410.8 (including $276.0 of net gains related to credit default swaps and $222.8 of net gains related to short equity and equity index positions, partially offset by $75.8 of other than temporary impairments recorded on common stock and bond investments and $12.3 of net losses on bonds), and resulted in a $68.0 increase in pre-tax income before interest and other in the first nine months of 2008 compared to the first nine months of 2007.

Cash used in operating activities in the third quarter of 2008 was $1.7 compared to cash provided by operating activities of $37.1 in the third quarter of 2007, with the decrease primarily attributable to lower premium collections. Cash provided by operating activities in the first nine months of 2008 was $265.8 compared to $49.9 in the first nine months of 2007, with the increase primarily attributable to the $302.5 cash proceeds of the second quarter reinsurance commutation, partially offset by lower premium collections. Cash used in investing activities during the first nine months of 2008 included $642.1 used to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales.

Subsequent to September 30, 2008, Crum & Forster distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of $350.0. The proceeds of the dividend, consisting of $191.2 of cash and $158.8 of securities, were distributed to Fairfax.

For more information on Crum & Forster’s results, please see its third quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Asian Insurance – Fairfax Asia

	Third quarter		First nine months
	2008	2007	2008	2007
Underwriting profit	3.7	5.6	12.2	8.4
Combined ratio	85.0%	68.0%	80.6%	82.6%
Gross premiums written	74.7	43.2	168.5	125.5
Net premiums written	28.7	18.7	70.5	53.8
Net premiums earned	24.4	17.7	62.6	48.5
Underwriting profit	3.7	5.6	12.2	8.4
Interest and dividends	1.5	2.1	4.0	10.2
Operating income	5.2	7.7	16.2	18.6
Net gains (losses) on investments	1.6	(0.1)	(1.8)	0.3
Pre-tax income before interest and other	6.8	7.6	14.4	18.9

Underwriting results for Fairfax Asia in the third quarter featured underwriting profit of $3.7 and a combined ratio of 85.0%, reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon, compared to underwriting profit of $5.6 and a combined ratio of 68.0% in the third quarter of 2007. The third quarter results included 5.7 combined ratio points ($1.4) attributable to net adverse development of prior years’ reserves (compared to the benefit of 22.4 combined ratio points ($4.0) of net favourable development in the third quarter of 2007). In the third quarter of 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers, was partially offset by a decrease in premiums written by Falcon due to the effects of intense market competition, resulting in a 72.9% increase in gross premiums written and a 53.5% increase in net premiums written.

Decreases in underwriting profit and interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)), were only partially offset by increased net investment gains in the third quarter of 2008 compared to the third quarter of 2007, resulting in a decrease in pre-tax income before interest and other to $6.8 from $7.6.

Fairfax Asia produced underwriting profit of $12.2 and a combined ratio of 80.6% in the first nine months of 2008 (compared to underwriting profit of $8.4 and a combined ratio of 82.6% in the first nine months of 2007), reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The improved first nine months results included 2.0 combined ratio points ($1.2) attributable to net unfavourable development of prior years’ reserves (compared to 1.7 combined ratio points ($0.8) of net adverse development in the first nine months of 2007). In the first nine months of 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers, was partially offset by a decrease in premiums written by Falcon due to the effects of intense market competition, resulting in a 34.3% increase in gross premiums written and a 31.0% increase in net premiums written. Increased underwriting profit was offset by decreased interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard) and net gains on investments in the first nine months of 2008 compared to the first nine months of 2007, resulting in a decrease in pre-tax income before interest and other to $14.4 from $18.9.

In the third quarter of 2008, the company invested an additional $30.3 as its pro rata contribution in the most recent share capital issuance by ICICI Lombard. The valuation used in the most recent share capital issuance was determined by ICICI Lombard after consideration of the valuations of comparable companies, the financial terms of certain transactions involving comparable companies, and industry and company business and financial information. As at September 30, 2008, the company had invested a total of $87.4 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment at $79.7 on the equity basis of accounting (and at a fair value of $442.0 for balance sheet disclosure purposes, based on the valuation described above).

Reinsurance – OdysseyRe(1)

	Third quarter		First nine months
	2008	2007	2008	2007
Underwriting profit (loss)	(71.1)	11.6	(56.5)	62.6
Combined ratio	113.0%	97.9%	103.6%	96.1%
Gross premiums written	656.8	635.8	1,800.5	1,757.3
Net premiums written	571.8	575.8	1,593.1	1,607.1
Net premiums earned	545.4	547.9	1,572.4	1,601.6
Underwriting profit (loss)	(71.1)	11.6	(56.5)	62.6
Interest and dividends	58.5	87.0	187.8	245.8
Operating income (loss)	(12.6)	98.6	131.3	308.4
Net gains on investments	203.6	84.1	584.6	266.3
Pre-tax income before interest and other	191.0	182.7	715.9	574.7

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.
In the third quarter of 2008, OdysseyRe had an underwriting loss of $71.1 and a combined ratio of 113.0%, compared to an underwriting profit of $11.6 and a combined ratio of 97.9% in the third quarter of 2007. The 2008 third quarter combined ratio included 24.3 combined ratio points ($132.6) related to current period catastrophe losses (net of reinstatement premiums), with Hurricanes Ike and Gustav accounting for the largest losses ($120.0 net of reinstatement premiums, or 22.0 combined ratio points). The 2007 third quarter combined ratio included 5.2 points related to current period catastrophe losses (net of reinstatement premiums), primarily related to the Peru earthquake and the Persian Gulf cyclone Gonu, and 1.0 point (net of reinstatement premiums) related to prior period catastrophe losses. Third quarter 2008 underwriting results were favourably impacted by 0.7 combined ratio points ($3.6) of prior period reserve development, principally comprised of net favourable development in the U.S. Insurance division, partially offset by net unfavourable development in the Americas division. Third quarter 2007 underwriting results included a $21.2 charge for the settlement of the Gulf Insurance Company litigation (recorded as adverse development in the Americas division) and benefited from reduced net adverse development of prior years’ Americas division casualty reserves as well as net favourable development in the London Market and U.S. Insurance divisions (4.6 points of total net non-catastrophe-related prior years’ reserve development).

In the first nine months of 2008, OdysseyRe produced an underwriting loss of $56.5 and a combined ratio of 103.6%, compared to an underwriting profit of $62.6 and a combined ratio of 96.1% in the first nine months of 2007. The 2008 nine months combined ratio included 13.0 combined ratio points ($204.9) related to current period catastrophe losses (net of reinstatement premiums), primarily related to Hurricanes Ike and Gustav, the southern China snowstorm, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. The 2007 nine months combined ratio included 5.4 points of current period catastrophe losses (primarily Storm Kyrill, Cyclone Gonu, the Jakarta floods, the Peru earthquake, Hurricane Dean and the UK floods). Underwriting results in the first nine months of 2008 were favourably impacted by $0.2 of net prior period reserve development, principally comprised of net favourable reserve development in the U.S. Insurance division, partially offset by net unfavourable development in the Americas division. Nine months 2007 underwriting results included 2.4 combined ratio points ($38.7) of net adverse prior period reserve development, principally related to the $21.2 loss related to the Gulf Insurance Company litigation settlement and 2001 and prior years’ Americas division casualty reserves, partially offset by net favourable reserve development in the London Market and U.S. Insurance divisions.

OdysseyRe continued to experience broad competitive pressures in the global reinsurance and insurance markets in which it competes. Year-to-date declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions and increasing client retentions in certain of the U.S. Insurance division’s lines of business (including non-standard personal auto and medical malpractice). These decreases were offset by year-to-date increases in premiums written by the London Market division, which experienced growth in its professional liability business; the EuroAsia division, where favourable foreign currency movements resulted in increased premiums measured in U.S. dollars; and the U.S. Insurance division, which achieved increases in certain other lines of business (including property and package business and commercial auto). Gross premiums written during the third quarter of 2008 increased 3.3% to $656.8 from $635.8 in the third quarter of 2007, and included increases of 4.4% in the Americas, 6.7% in EuroAsia and 3.2% in the U.S. Insurance division, offset by a 3.8% decline in the London Market division. Net premiums written during the quarter declined 0.7% from $575.8 to $571.8, and net premiums earned decreased 0.5% from $547.9 to $545.4. Gross premiums written during the first nine months of 2008 increased 2.5%, and included increases of 14.2% in EuroAsia, 5.6% in the London Market division and 2.6% in the U.S. Insurance division, offset by a 6.8% decrease in the Americas division. Net premiums written during the first nine months of 2008 compared to the first nine months of 2007 declined 0.9%, reflecting the effect of increased utilization of reinsurance in the London Market division, and net premiums earned declined 1.8% to $1,572.4.

Investment income earned in the third quarter of 2008 declined compared to the third quarter of 2007, with a 32.8% decline in interest and dividends to $58.5 from $87.0 reflecting reduced equity in earnings of investees and lower average interest rates. Net investment gains increased to $203.6 in the third quarter of 2008 (including net gains of $187.0 related to short equity and equity index positions and net gains of $143.6 related to credit default swaps, partially offset by $61.2 of other than temporary impairments recorded on common stock and bond positions and $45.9 of net losses on bonds) compared to net investment gains of $84.1 in the third quarter of 2007 (including net gains of $87.6 related to credit default swaps and net gains of $16.5 related to short equity and equity index positions, partially offset by $40.9 of other than temporary impairments recorded on common stock and bond positions). The declines in underwriting results and interest and dividends were more than offset by increases in net investment gains, resulting in an increase in pre-tax income before interest and other of $191.0 in the third quarter of 2008 compared to $182.7 in the third quarter of 2007.

Increased net gains on investments of $584.6 in the first nine months of 2008 (including net gains of $315.9 related to credit default swaps, net gains of $292.3 related to short equity and equity index positions, net gains of $68.2 on bonds and net gains of $12.1 on common stocks, partially offset by other than temporary impairments recorded on common stock and bond investments of $102.4) compared to net gains on investments of $266.3 in the first nine months of 2007 (including net gains related to credit default swaps of $100.5, net gains on bonds of $39.7 and net gains on common stocks of $135.3 (including a $130.1 gain on the disposition of OdysseyRe’s investment in Hub), partially offset by other than temporary impairments recorded on common stock and bond positions of $40.9) more than offset the declines in underwriting profit and interest and dividends, and contributed to an increase in pre-tax income before interest and other to $715.9 from $574.7 in the first nine months of 2007.

Cash provided by operating activities in the third quarter of 2008 was $118.2 compared to $52.4 in the third quarter of 2007, with the increase primarily attributable to an increase in underwriting cash flows, an increase due to the timing of receipt of interest and dividends and a decrease in taxes paid. Cash provided by operating activities in the first nine months of 2008 was $242.6 compared to $157.3 in the first nine months of 2007, with the increase primarily attributable to an increase in underwriting cash flows partially offset by an increase in taxes paid. Net cash provided by investing activities of $759.5 in the third quarter and $1,217.3 in the first nine months of 2008 arose principally from net sales of bonds and credit default swaps. A significant portion of the sales proceeds were used to fund OdysseyRe’s share repurchases (9,480,756 shares repurchased at a cost of $351.4 during the nine month period).

For more information on OdysseyRe’s results, please see its third quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

Reinsurance – Other

For the quarters ended September 30, 2008 and 2007

	2008			2007
	Group Re	Advent	Total	Group Re
Underwriting profit (loss)	0.1	(8.7)	(8.6)	3.9
Combined ratio	99.8%	150.6%	111.9%	94.6%
Gross premiums written	58.7	11.8	70.5	51.9
Net premiums written	58.7	9.1	67.8	52.0
Net premiums earned	54.7	17.3	72.0	71.4
Underwriting profit (loss)	0.1	(8.7)	(8.6)	3.9
Interest and dividends	5.9	1.3	7.2	8.6
Operating income (loss)	6.0	(7.4)	(1.4)	12.5
Net gains (losses) on investments	5.4	(0.4)	5.0	1.9
Pre-tax income (loss) before interest and other	11.4	(7.8)	3.6	14.4

For the nine months ended September 30, 2008 and 2007

	2008			2007
	Group Re	Advent	Total	Group Re
Underwriting profit (loss)	1.7	(8.7)	(7.0)	8.5
Combined ratio	98.8%	150.6%	104.5%	95.5%
Gross premiums written	138.7	11.8	150.5	165.3
Net premiums written	138.9	9.1	148.0	165.3
Net premiums earned	139.6	17.3	156.9	186.8
Underwriting profit (loss)	1.7	(8.7)	(7.0)	8.5
Interest and dividends	21.1	1.3	22.4	24.5
Operating income (loss)	22.8	(7.4)	15.4	33.0
Net gains (losses) on investments	6.0	(0.4)	5.6	(7.5)
Pre-tax income (loss) before interest and other	28.8	(7.8)	21.0	25.5

During the third quarter, the company increased its investment in Advent to 58.5% from 44.5% (refer to note 3 to the consolidated financial statements). Effective September 11, 2008, Advent’s assets and liabilities and results of operations have been included in the company’s consolidated financial reporting. Third quarter and nine months results of operations for Advent comprise the twenty day period beginning September 11, 2008 and ending September 30, 2008. Advent’s results of operations for the twenty day period include incurred catastrophe losses related to Hurricane Ike, as well as premium income, operating expenses, other incurred losses and interest and dividend income for the twenty day period.

During the third quarter of 2008, the Reinsurance – Other segment produced a combined ratio of 111.9% (Group Re 99.8%, Advent 150.6% for the twenty day period) and an underwriting loss of $8.6, compared to Group Re’s combined ratio of 94.6% and an underwriting profit of $3.9 in the third quarter of 2007. Third quarter results included catastrophe losses related to Hurricane Ike incurred by Group Re of $5.0 and by Advent of $29.7, in aggregate representing 48.2 combined ratio points. Group Re had no catastrophe losses in the third quarter of 2007. Third quarter results included a benefit of 14.0 combined ratio points ($7.7) of net favourable development of prior years’ reserves compared to a benefit of 32.4 combined ratio points ($23.1) of net favourable development in the third quarter of 2007. The segment had an underwriting loss of $7.0 and a combined ratio of 104.5% in the first nine months of 2008. Group Re generated an underwriting profit of $1.7 and a combined ratio of 98.8% in the first nine months of 2008, compared to results in the first nine months of 2007 of $8.5 and 95.5% respectively. The results for the first nine months of 2008 included a benefit of 7.0 combined ratio points ($9.8) of net favourable development of prior years’ reserves compared to 14.3 combined ratio points ($26.7) in the first nine months of 2007. Gross premiums written and net premiums written in the third quarter of 2008 by Group Re compared to the third quarter of 2007 increased 13.1% and 12.9% respectively. Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in the first nine months of 2008 by Group Re compared to the first nine months of 2007 of 16.1% and 16.0% respectively. In the third quarter of 2008, decreased underwriting profit resulting from catastrophe losses and decreased interest and dividends, partially offset by increased net gains on investments, produced pre-tax income before interest and other of $3.6 compared to pre-tax income of $14.4 in the third quarter of 2007. In the first nine months of 2008, decreased underwriting profit resulting from catastrophe losses and decreased interest and dividends, partially offset by increased net gains on investments, produced pre-tax income before interest and other of $21.0 compared to $25.5 in the first nine months of 2007.

Runoff

	Third quarter		First nine months
	2008	2007	2008	2007
Gross premiums written	6.2	3.9	5.9	25.2
Net premiums written	5.5	0.9	5.2	8.6
Net premiums earned	8.1	0.4	10.3	(2.0)
Losses on claims	1.6	(25.5)	(8.3)	(63.1)
Operating expenses	(24.5)	(17.9)	(66.3)	(49.7)
Interest and dividends	15.7	22.5	53.8	71.9
Operating income (loss)	0.9	(20.5)	(10.5)	(42.9)
Net gains on investments	126.4	78.4	329.6	98.7
Pre-tax income	127.3	57.9	319.1	55.8

The Runoff segment produced pre-tax income of $127.3 in the third quarter of 2008, reflecting operating income of $0.9 and net gains on investments of $126.4 (principally comprised of net gains related to credit default swaps of $128.4 and net gains of $34.5 related to equity and equity index total return swaps, partially offset by other than temporary impairment charges recorded on common stock investments of $10.7). Third quarter 2008 operating expenses included $2.3 related to the restructuring and downsizing of the European runoff organization. Lower incurred losses on claims and loss adjustment expenses, partially offset by increased operating expenses and a decline in interest and dividends, resulted in operating income of $0.9 in the third quarter of 2008 compared to an operating loss of $20.5 in the third quarter of 2007.

The Runoff segment generated pre-tax income of $319.1 in the first nine months of 2008, reflecting a decreased operating loss of $10.5 and net gains on investments of $329.6 (principally comprised of net gains related to credit default swaps of $284.5 and net gains of $67.8 related to equity and equity index total return swaps, partially offset by the recording of other than temporary impairment charges on common stock investments of $16.4). Operating expenses for the nine months included $2.3 related to the restructuring and downsizing of the European runoff organization. Lower incurred losses on claims and loss adjustment expenses, partially offset by increased operating expenses and a decline in interest and dividends, resulted in the operating loss decreasing to $10.5 in the first nine months of 2008 from $42.9 in the first nine months of 2007.

Other Elements of Net Earnings

Consolidated interest and dividend income in the third quarter of 2008 decreased 33.0% to $135.6 from $202.5 in the third quarter of 2007, primarily due to the year-over-year decline in average interest rates, despite a $2.2 billion increase in the average investment portfolio in the third quarter of 2008 compared to the third quarter of 2007. Consolidated interest and dividend income in the first nine months decreased 20.3% to $480.4 from $603.1, principally due to the year-over-year decline in average interest rates, despite a $2.1 billion increase in the average investment portfolio in the first nine months of 2008 compared to the first nine months of 2007.

Consolidated net gains on investments in the third quarter of 2008 of $856.8 included $651.8 of net gains related to short equity and equity index positions and $531.6 of net gains related to credit default swaps, partially offset by $176.7 of other than temporary impairments recorded principally on common stock and bond investments and net losses on bonds of $158.0 (principally convertible bonds). Consolidated net gains on investments of $363.6 in the third quarter of 2007 included $380.2 of net gains related to credit default swaps, $27.5 of net gains on common stocks and $22.7 of net gains related to short equity and equity index positions, partially offset by $70.2 of other than temporary impairments recorded on common stock and bond investments.

Consolidated net gains on investments in the first nine months of 2008 of $1,904.0 included $1,240.5 of net gains related to credit default swaps, $1,024.6 of net gains related to short equity and equity index positions and $39.8 of net gains on common stocks, partially offset by $383.6 of other than temporary impairments recorded on common stock and bond investments and net losses of $17.8 on bonds. Consolidated net gains on investments of $692.4 in the first nine months of 2007 included $439.8 of net gains related to credit default swaps, $325.9 of net gains on common stock (including a $220.5 gain on the sale of the company’s investment in Hub) and $18.8 of net gains on bonds, partially offset by $70.2 of other than temporary impairments recorded on common stock and bond investments and $29.4 of net losses related to short equity and equity index positions.

As of September 30, 2008, the company owned $12.3 billion notional amount of credit default swaps with an average term to maturity of 3.3 years, an original cost of $230.9 and a fair value of $750.3. As of December 31, 2007, the company owned $18.5 billion notional amount of credit default swaps, with an original cost of $340.0 and a fair value of $1,119.1. During the third quarter of 2008, the company sold $3.6 billion (2007 – $230.0) notional amount of credit default swaps for proceeds of $595.7 (2007 – $47.4) and recorded net gains on sale of $279.3 (2007 – $38.9) and net mark-to-market gains of $252.3 (2007 – $341.3). During the first nine months of 2008, the company sold $8.3 billion (2007 – $230.0) notional amount of credit default swaps for proceeds of $1,670.7 (2007 – $47.4) and recorded net gains on sale of $765.6 (2007 – $41.3) and net mark-to-market gains of $474.9 (2007 – $398.5).

For the October 1 to October 24, 2008 period, the net gains related to credit default swaps were $36.8, including net gains on sale of $26.7 ($1.8 billion notional amount of credit default swaps were sold for proceeds of $179.7) and net mark-to-market gains of $10.1. The fair value of the $9.8 billion (reflecting $0.7 billion of U.S. dollar – Euro currency translation effect since September 30, 2008) notional amount of credit default swaps held at October 24, 2008 was $596.1, compared to the fair value of $750.3 at September 30, 2008 of the $12.3 billion notional amount of credit default swaps held on that date.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as at October 24, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	Notional amount	Original acquisition cost	Sale proceeds		Excess of sale proceeds over original acquisition cost
FY 2007	965.5	25.7	199.3		173.6
Q1 2008	3,830.0	95.5	885.0		789.5
Q2 2008	855.0	22.8	190.0		167.2
Q3 2008	3,580.9	59.4	595.7		536.3
Q4 2008 to October 24	1,793.2	38.1	179.7		141.6
Cumulative sales since inception	11,024.6	241.5	2,049.7		1,808.2
Remaining credit default swap positions at October 24, 2008	9,834.7	191.5	596.1	(1)	404.6	(2)
Total realized and unrealized from inception	20,859.3	433.0	2,645.8		2,212.8

(1)	Market value as of October 24, 2008

(2)	Unrealized gain (measured using original acquisition cost) as of October 24, 2008
The company has sold $11.02 billion notional amount of credit default swaps since inception with an original acquisition cost of $241.5 for cash proceeds of $2.05 billion and a cumulative gain (measured using original acquisition cost) of $1.81 billion. As of October 24, 2008, the remaining $9.83 billion notional amount of credit default swaps had a market value of $596.1 and an original acquisition cost of $191.5, representing an unrealized gain (measured using original acquisition cost) of $404.6. As of October 24, 2008, total cash proceeds realized from the sale of credit default swaps was $2.05 billion, compared to the total original acquisition cost (the aggregate acquisition cost of the credit default swaps sold and the remaining credit default swaps) of $433.0.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Consolidated interest expense decreased to $37.6 in the third quarter of 2008 from $46.1 in the third quarter of 2007, principally due to significant year-over-year reductions in debt at the holding company and subsidiaries, partially offset by additional interest expense as a result of the consolidation of Advent. Consolidated interest expense in the first nine months of 2008 decreased to $118.3 from $164.5 in the first nine months of 2007, primarily reflecting the significant year-over-year reductions in debt at the holding company and subsidiaries, and the inclusion in 2007 interest expense of one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer in 2007, partially offset by additional interest expense as a result of the consolidation of Advent. Consolidated interest expense is comprised of the following:

	Third quarter		First nine months
	2008	2007	2008	2007
Fairfax	21.9	25.6	66.8	80.4
Crum & Forster	6.9	6.9	21.3	22.8
Crum & Forster debt offering and tender offer costs	–	—	–	21.2
OdysseyRe	8.4	9.4	25.8	28.3
Cunningham Lindsey	–	4.2	4.0	11.8
Advent	0.4	—	0.4	—
	37.6	46.1	118.3	164.5

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains on investments, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	Third quarter		First nine months
	2008	2007	2008	2007
Fairfax corporate overhead	27.3	34.6	81.9	83.5
Subsidiary holding companies corporate overhead	1.5	7.8	32.6	23.9
Holding company interest and dividends	1.8	(11.9)	(21.1)	(29.5)
Holding company net gains on investments	(190.9)	(112.0)	(481.2)	(165.5)
Investment management and administration fees	(15.9)	(8.9)	(49.1)	(29.0)
	(176.2)	(90.4)	(436.9)	(116.6)

Fairfax corporate overhead expense in the third quarter of 2008 declined primarily as a result of the inclusion in 2007 of a capital tax reassessment related to prior taxation years of $10.1, offset partially by increased legal and consulting fees. Subsidiary holding companies corporate overhead expense in the third quarter of 2008 decreased to $1.5 from $7.8 in the third quarter of 2007, primarily due to the effect of unrealized foreign currency translation gains at OdysseyRe. Corporate overhead expenses incurred in the third quarter of 2008 were more than offset by investment income earned (including net gains on investments) on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net gains on investments at the holding company of $190.9 in the third quarter of 2008 (2007 – $112.0) included $181.8 (2007 – $15.0) of net gains related to equity and equity index total return swaps and $71.0 (2007 – $93.4) of net gains related to credit default swaps, partially offset by other than temporary impairments recorded on common stock and bond investments of $35.9 (2007 – nil) and net losses on bonds of $27.4 (2007 – net gain of $0.5).

Fairfax corporate overhead expense in the first nine months of 2008 declined primarily as a result of the inclusion in 2007 of a capital tax reassessment related to prior taxation years of $10.1, offset partially by increased legal and consulting fees. Subsidiary holding companies corporate overhead expense in the first nine months of 2008 increased to $32.6 from $23.9 in the first nine months of 2007, primarily due to unrealized foreign currency translation losses at OdysseyRe and subsidiaries’ charitable donations. Corporate overhead expenses incurred in the first nine months of 2008 were more than offset by investment income earned (including net gains on investments) on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net gains on investments at the holding company of $481.2 in the first nine months of 2008 (2007 – $165.5) included $325.7 (2007 – $15.5) of net gains related to equity and equity index total return swaps, $210.3 (2007 – $106.3) of net gains related to credit default swaps and $1.9 (2007 – $41.2) of net gains on common stocks, partially offset by other than temporary impairments recorded on common stock and bond investments of $42.5 (2007 – nil) and net losses on bonds of $11.0 (2007 – net gains of $6.3).

The effective income tax rates of 26.6% and 27.7% implicit in the $194.8 and the $508.3 provisions for income taxes in the third quarter and first nine months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and as a result of reduced unrealized foreign exchange gains on public debt.

The effective income tax rates implicit in the $181.1 and the $367.3 provisions for income taxes in the third quarter and first nine months of 2007 were 36.1% and 32.6% respectively compared to the company’s statutory income tax rate of 36.1%. The effects of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries and of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded were mostly offset by realized foreign exchange gains on repurchases of U.S. dollar denominated debt which received recognition for tax purposes only.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Third quarter		First nine months
	2008	2007	2008	2007
Northbridge	28.2	21.6	37.7	79.3
OdysseyRe	42.6	45.2	163.9	146.3
Cunningham Lindsey	–	(0.1)	–	0.5
Advent	(1.6)	—	(1.6)	—
	69.2	66.7	200.0	226.1

During the first nine months of 2008, Northbridge and OdysseyRe purchased on the open market 1,304,600 and 9,480,756 respectively of their common shares pursuant to their previously announced common share repurchase programs, increasing the company’s ownership of Northbridge to 62.2% and of OdysseyRe to 70.6% as at September 30, 2008. Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and non-controlling interest in its consolidated statement of earnings. Following the sale in 2007 of a majority of its interest in the Cunningham Lindsey operating companies to a third party, the company commenced equity accounting for its retained minority interest in those operations.

Financial Condition

Holding company cash, short term investments and marketable securities at September 30, 2008 totalled $1,191.3 ($1,106.2 net of $85.1 of holding company short sale and derivative obligations), compared to $971.8 at December 31, 2007 ($963.4 net of $8.4 of holding company short sale and derivative obligations). Significant movements at the Fairfax holding company level during the third quarter of 2008 included the repurchase of 815,000 subordinate voting shares at a net cost of $216.5, $9.7 of interest paid, the repurchase of 750,000 Series B preference shares at a cost of $17.5, the receipt of $3.9 in cash dividends from subsidiaries, payments received from subsidiaries pursuant to tax sharing agreements of $9.6, $239.4 of investment income (including net gains on investments) and operating expenses net of investment management fees. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities. Significant movements at the Fairfax holding company level during the first nine months of 2008 included the payment of $97.4 of common and preferred share dividends, repayment at maturity of $62.1 of the company’s 6.875% unsecured senior notes, the repurchase of 1,031,901 subordinate voting shares at a net cost of $273.4, the repurchase of 2,000,000 Series A and B preferred shares at a cost of $48.0, $24.0 of additional investment in Fairfax Asia, $62.3 of interest paid, the receipt of $241.3 in cash dividends from subsidiaries, payments received from subsidiaries pursuant to tax sharing agreements of $59.9, $543.6 of investment income (including net gains on investments) and operating expenses net of investment management fees.

During the second quarter, the U.S. runoff company TIG Insurance Company distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of approximately $210. Of the proceeds of the dividend, approximately $100 of cash and approximately $10 of securities were distributed to Fairfax and approximately $100 of securities was distributed to nSpire Re.

During the fourth quarter, Crum & Forster distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of $350.0. The proceeds of the dividend, consisting of $191.2 of cash and $158.8 of securities, were distributed to Fairfax. Holding company cash, short term investments and marketable securities at September 30, 2008 adjusted for the receipt of this dividend early in the fourth quarter would have totalled $1,541.3 ($1,456.2 net of $85.1 of short sale and derivative obligations).

Subsidiary cash and short term investments increased by $1,768.2 to $4,986.3 at September 30, 2008 from $3,218.1 at December 31, 2007, with the increase primarily relating to the proceeds of sales of bonds and credit default swaps, Crum & Forster’s second quarter reinsurance commutation and the addition of $474.4 as a result of the consolidation of Advent, net of amounts used for increased investments in common stocks and other investments and subsidiaries’ repurchases of their common shares. During the second quarter, subsidiary cash of $896.0 was used to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Subsidiary cash used to close the short positions had been classified as assets pledged for short sale and derivative obligations prior to this action.

Consolidated cash resources increased by $1,208.7 during the third quarter of 2008, reflecting $167.7 of cash provided by operating activities and $1,517.4 of cash provided by investment activities, principally proceeds of sales of credit default swaps and other investment securities, offset by $417.9 of cash used in financing activities, principally repurchases by OdysseyRe and Northbridge of their common shares and the company’s repurchase of its subordinate voting and preferred shares. The third quarter 2008 increase in consolidated cash resources of $1,208.7 compared to a $799.7 increase in consolidated cash resources in the third quarter of 2007, which primarily related to cash provided by investing activities as a result of greater net sales of investment securities. The increase in the first nine months of 2008 in consolidated cash resources of $1,227.0 improved relative to the $1,333.5 decrease in consolidated cash resources in the first nine months of 2007, which primarily related to cash used in investing activities as a result of greater net purchases of investment securities and cash used to retire holding company and subsidiary debt.

The decline in reinsurance recoverable to $4,436.3 at September 30, 2008 from $5,038.5 at December 31, 2007 relates primarily to Crum & Forster’s reinsurance commutation in the second quarter (a reduction of $386.7), decreased reinsurance utilization by Northbridge in 2008 pursuant to its redesigned reinsurance program, reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the runoff operations, partially offset by increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of the $65.8 of reinsurance recoverable of Advent. The increase in provision for claims to $15,305.4 at September 30, 2008 from $15,048.1 at December 31, 2007 related primarily to the addition of $422.9 of claims provisions on the consolidation of Advent and third quarter incurred catastrophe losses, partially offset by continued progress by the runoff operations and by reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at September 30, 2008, these latter primarily included the company’s minority investment in ICICI Lombard and the company’s minority interest in the operating companies of Cunningham Lindsey), the aggregate carrying value of which was $19,325.6 at September 30, 2008 ($19,325.2 net of short sale and derivative obligations). The unrecorded excess of fair value over the carrying value of investments carried at equity was $362.6 at September 30, 2008 ($77.7 at December 31, 2007). The consolidation of Advent added $590.0 of portfolio investments at September 30, 2008.

Future income tax assets increased by $120.5 to $464.8 during the first nine months of 2008, the increase being primarily attributable to the consolidation of Advent, the increase in deferred taxes related to unrealized losses on investments, and increased loss reserves, partially offset by the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable increased by $279.9 to $348.8 during the first nine months of 2008, principally reflecting increased taxable income generated in 2008 compared to the first nine months of 2007.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	September 30, 2008		December 31, 2007
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,106.2		963.4
Holding company debt	868.8		1,063.2
Subsidiary debt	887.7		915.0
Other long term obligations – holding company	188.9		192.6
Total debt	1,945.4		2,170.8
Net debt	839.2		1,207.4
Common shareholders’ equity	4,620.1		4,121.4
Preferred equity	102.5		136.6
Non-controlling interests	1,417.5		1,585.0
Total equity and non-controlling interests	6,140.1		5,843.0
Net debt/total equity and non-controlling interests	13.7%		20.7%
Net debt/net total capital	12.0%		17.1%
Total debt/total capital	24.1%		27.1%
Interest coverage	16.5	x	11.3	x

Cash, short term investments and marketable securities held at the holding company at September 30, 2008 of $1,191.3, net of short sale and derivative obligations of $85.1, resulted in a net balance of holding company cash, short term investments and marketable securities of $1,106.2 ($963.4 at December 31, 2007). At September 30, 2008 the company’s consolidated net debt/net total capital ratio improved to 12.0% from 17.1% at December 31, 2007, and the consolidated total debt/total capital ratio improved to 24.1% from 27.1% at December 31, 2007.

Holding company indebtedness (including other long term obligations) at September 30, 2008 declined by $198.1 to $1,057.7 from $1,255.8 at December 31, 2007, primarily reflecting the conversion in the first quarter of the company’s 5% convertible senior debentures due July 15, 2023 into 886,888 subordinate voting shares of the company (the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares) and the repayment at maturity in the second quarter of $62.1 of its 6.875% unsecured senior notes.

Subsidiary indebtedness at September 30, 2008 decreased by $27.3 to $887.7 from $915.0 at December 31, 2007, reflecting the repayment at maturity of the Cdn$125.0 of Cunningham Lindsey unsecured 7.0% Series B debentures and the repurchase by Crum & Forster of the $4.3 balance of its 10.375% unsecured senior notes due June 15, 2013, partially offset by additional debt of $93.4 resulting from the consolidation of Advent.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2008 and 2009. In addition to these holding company resources, the holding company expects to continue to receive investment management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries (although tax sharing payments in 2008 and 2009 are expected to decline relative to those received in 2007 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group). The holding company’s known obligations for the remainder of 2008 and for 2009 consist of interest and overhead expenses, preferred share dividends, and approximately $8.3 and $34.2 respectively of purchase consideration payable.

Primarily as a result of the first nine months of 2008 net earnings, partially offset by the effects of the company’s repurchases of its subordinate voting and preferred shares and reduced accumulated other comprehensive income (reflecting a net increase in unrealized losses on available for sale securities and unrealized foreign currency translation losses), shareholders’ equity at September 30, 2008 increased by $464.6 to $4,722.6 from $4,258.0 at December 31, 2007. Common shareholders’ equity at September 30, 2008 was $4,620.1 or $263.68 per basic share (excluding the unrecorded $362.6 excess of fair value over the carrying value of investments carried at equity) compared to $230.01 per basic share at the end of 2007, representing an increase in the first nine months of 2008 of 14.6% (without adjustment for the $5.00 per share dividend paid on the company’s subordinate voting shares in the first quarter of 2008). During the first nine months of 2008, the number of basic shares decreased by 145,415 primarily as a result of the company’s repurchase of 1,031,901 subordinate voting shares partially offset by the issuance of 886,888 subordinate voting shares upon the conversion of the company’s convertible debentures. At September 30, 2008 there were 17,521,375 common shares effectively outstanding.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption permitted starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.

The company will change over to IFRS for its interim and annual financial statements beginning on January 1, 2011 and is in the process of finalizing its plan to convert its consolidated financial statements to IFRS. A detailed analysis of the differences between IFRS and the company’s accounting policies is in progress, which will permit the company to begin to formalize its accounting policy choices among policies permitted under IFRS.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure in the company’s 2007 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 9 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure in the company’s 2007 Annual Report. For a full description of this matter, please see “Lawsuits” in note 9 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	September30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Revenue	2,155.1	1,245.3	2,390.8	2,407.4	1,871.2	1,670.1	1,535.0	1,638.5
Net earnings	467.6	27.6	631.8	563.6	253.2	168.1	110.9	159.1
Net earnings per share	$25.40	$0.84	$34.72	$31.71	$14.12	$9.32	$6.10	$8.81
Net earnings per diluted share	$25.27	$0.84	$33.78	$30.15	$13.47	$8.92	$5.88	$8.45

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments (including significant gains related to credit default swaps in the fourth quarter of 2007 and during the first nine months of 2008, and equity total return swaps in the third quarter of 2008), the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.